

Claims Management

S O L U T I O N

Crawford & Company

2002 ANNUAL REPORT

Crawford®







WORKERS' COMPENSATION CLAIMS ADMINISTRATION

Crawford has the resources to handle work-related losses ranging from single claims to comprehensive claims administration programs.

- Crawford's national network of Risk Management service centers provides consistent and coordinated claims handling.
- On-site consulting in adjudication, investigation, medical, and vocational matters available throughout North America.
- Dedicated claims handling units provide cost-effective, professional claims handling.
- Adjusters and nurses work as a team using electronic file-management programs.
- Unique insights provided by an on-call network of industry-specific experts.
- Suspicious claims are investigated thoroughly and discreetly through in-house surveillance program.

HEALTHCARE MANAGEMENT

Crawford's nationwide network of 200 offices can deliver services separately or integrated into comprehensive claims management programs.

- Cost-effective telephonic case managers handle low-cost/low-severity claims efficiently.
- On-site medical and vocational consulting on high-cost/high-severity cases.
- Review standards ensure that treatment plans are appropriate and focused on patient's return to work.
- Affordable care assured through PPO channeling and repricing.
- Long-term care management services are available for aging, disabled, or chronically ill individuals.
- Provider bills audited to identify and eliminate unnecessary costs.
- Short- and long-term disability management speed recovery and resolution.

CATASTROPHE SERVICES

Our comprehensive range of resources – including technical expertise, management and supervision, and manpower – enables Crawford to respond quickly to any large-scale loss.

- Cost-effective outsourcing for insurance companies.
- Worldwide, on-site response within hours.
- Crawford customizes service configuration and loss-reporting programs to suit each client's need.
- Pre-loss consultations prepare clients for the unexpected.



CRAWFORD UNIVERSITY

Continuous education and professional development is available for employees and clients through our leading-edge corporate training program.

- All newly hired adjusters, case managers, and appraisers attend required orientation.
- Attendees receive "real-world" insight through practical, hands-on core skills training.
- Guest lecturers from client companies provide customer focus.
- General and specialized continuing education resources are available to students.
- Crawford University provides online career planning and web-based training options.
- Crawford's ethics, culture, and values are key curriculum components.

Revenues before Reimbursements: U.S. vs. International
(in thousands)


U.S. $508,734
International $190,656

U.S. Revenues before Reimbursements by Market Type
(in thousands)


Insurance Companies $259,090
Self-Insured Entities $191,278
Class Action Services $58,366

AT-A-GLANCE Crawford & Company







CASUALTY CLAIMS SERVICES

From task assignments to comprehensive solutions, Crawford has the expertise for any casualty claim. We can provide continuous adjudication on any claim, from initial investigation through settlement.

- Worldwide, on-scene accident investigation.
- Dedicated technical and legal support in subrogation and collections.
- Quick appraisal and disposition of auto liability claims.
- National reinspection programs for vehicle fleets.
- On-site claims handling by a global network of heavy equipment and trucking experts.
- Expert litigation management support.
- Wide range of claims reporting options.

PROPERTY CLAIMS MANAGEMENT

Whether a routine loss or catastrophic event, Crawford has the worldwide resources to expedite the claim to a cost-effective closure.

- Crawford uses state-of-the-art technology from Xactware to handle routine losses quickly and cost-effectively.
- Technical Services and Major Loss Group.
- Contractor Connection℠ assures affordable repairs by certified contractors.
- Direct repair reinspection programs provide policy holder satisfaction.
- In-house forensic investigations for losses ranging from house fires to explosions.
- Global Risk Administration units provide support for global insurers, brokers, and multinational corporations who need program-managed loss handling.

CONTRACTOR CONNECTION℠

Our national direct repair network of certified contractors provides repair work on property losses at the lowest reasonable prices.

- One-stop solution for residential and light commercial property losses using Xactware technology.
- Tough contractor certification standards ensure highest quality workmanship.
- Repairs reviewed systematically throughout the process to assure quality work.
- Fast and reliable service provided by Internet-based file-management system.



CLASS ACTION SERVICES

Crawford meets the needs of clients with mass liability exposures by administering and settling thousands of claims fairly, promptly, and consistently.

- Crawford has a reputation for integrity and experience, a reputation which has won the confidence of courts across North America.
- Ability to work with both defendants and plaintiffs fairly and objectively.
- Field inspections from more than 700 locations worldwide.
- Expert support for property, casualty, vehicle, product-defect, and other claims.
- Full range of medical cost-containment services available.
- Customized electronic claim file management.
- Consistent settlement protocol maintained by ongoing quality control.



RISK SCIENCES GROUP

Crawford offers a complete line of risk management information systems (RMIS) and RMIS-related products to serve the needs of insurers, self-administered corporations, and self-insured organizations.

- Internet access to a full complement of customizable loss reporting products.
- Experienced risk management professionals provide account management support.
- Database management simplified through reliable data-mapping processes.
- Database customization and complex loss reporting available.
- Sigma Encore Suite® allows clients Internet access to their risk management data.

Claims Management

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world's largest independent provider of claims management solutions to insurance companies and self-insured entities with a global network of more than 700 offices in 67 countries. Major service lines include workers' compensation claims administration and healthcare management services, property and casualty claims management, class action services, and risk management information services. The Company's shares are traded on the NYSE under the symbols CRDA and CRDB.

Since its founding in 1941, Crawford has grown from a small casualty claims company to a global provider of claims and risk solutions. We set ourselves apart by delivering unsurpassed quality service that secures long-lasting client relationships. We achieve this every day by building on our fundamental strengths – managing the details of every transaction, providing custom-tailored services that exceed our clients' expectations, and offering local expertise on a global basis.

FINANCIAL OPERATING HIGHLIGHTS

Year Ended December 31 (in millions, except per share data)	**2002**	2001	% Change
Revenues Before Reimbursements	**$699.4**	$725.5	(3.6%)
Operating Earnings[1]	**37.2**	56.0	(33.5%)
Cash Provided by Operating Activities	**52.6**	63.1	(16.6%)
Net Income Per Share Before Special Credit	**0.42**	0.61	(31.1%)
Net Income Per Share – Diluted	**0.50**	0.61	(18.0%)
Return on Average Shareholders' Investment	**14.1%**	14.5%	(0.4%)
Dividends Per Share – Class A and B	**0.32**	0.56	(42.9%)

[1] *Earnings before special credit, amortization of goodwill, net corporate interest, and income taxes. For a reconciliation of operating earnings to net income, see page 18 of this annual report.*

CONTENTS





We Need A

SOLUTION.

We hear these words every day. It's why we're in business. Crawford provides solutions for its clients with customized, outcome-oriented programs designed to meet their specific claims management needs.



Grover L. Davis
Chairman and
Chief Executive Officer

A Letter to Our SHAREHOLDERS

In all, this has been a difficult year for our industry and Company, with our financial performance in 2002 ending as expected, with total revenues before reimbursements of $699.4 million and operating earnings (earnings before special credit, amortization of goodwill, net corporate interest, and taxes) of $37.2 million. However, we are encouraged by and are pursuing promising growth opportunities, which we expect to benefit from in 2003 and beyond.

2002 Industry Review

Our financial results for 2002 reflect an 18 percent decline in property and casualty claims received in our U.S. operations. Several factors contributed to this industry-wide decline, including increases in policy deductibles, conservative underwriting, and mild weather.

From a historical perspective, the extended soft insurance market of the last decade began to adversely affect Crawford in the late 1990s, as our insurance company clients responded to severe margin pressures by reducing outside claims handling fees, as well as settling high-frequency, small-dollar claims over the telephone. Industry consolidation throughout the period resulted in excess internal adjusting capacity, also contributing to the in-sourcing of high-frequency, small-dollar claims that are a significant revenue source for Crawford's U.S. field operations.

In 2001, the U.S. property-casualty industry recorded its first-ever net loss of just under $8 billion. Several large Crawford clients were lost due to bankruptcy, while those firms remaining in the market are under intense margin pressure. In response, the industry has raised premiums, become much more selective in the risks that it underwrites, and significantly increased policy deductibles. Insurance firms have also become more aggressive in canceling policies when the number of reported claims within a specified period exceeds certain guidelines. All of these events have led to a reduction in claims referred to Crawford.

In all, this has been a very difficult time for us. However, even with the market dynamics being what they are, opportunities for growth still very much exist.

2002 – A Year of Progress and Strategies for Growth

We achieved positive results from several cost-cutting initiatives undertaken during 2002, and we remain committed to vigilantly managing our operating costs in 2003 for the long-term health of our Company. We are confident that we will emerge from this period a stronger, leaner, sharper focused, and more profitable company – a company better able to take full advantage of the substantial growth opportunities we believe exist in all of our strategic markets.

Last year Crawford made numerous advances despite continued downward trends in the insurance industry. We are confident these positive steps will benefit our Company in the future. Our goal is to strengthen our infrastructure, while providing our employees with the technological tools and programs they need to be the most productive and effective team in the industry.

Specifically, our technology model is to identify Crawford ***Prime*** Solutions℠ to meet the unique needs of our various service lines. All of these solutions have a common goal: to improve the consistency, quality, and efficiency of our service delivery, while making it easier for our clients to do business with us.

Seamless Property Management Solution

The most significant advance for Crawford during 2002 was the development and deployment of Xactware technology, a seamless property claims management system that is integrated with our direct repair network. Xactware's technology enables Crawford to provide unmatched service for commercial and residential property claims by handling them faster, with greater consistency, and improved quality assurance. This program is a key differentiator between Crawford and its competitors, and is more than a cut above anything currently available in the market. Crawford used a disciplined approach to assemble the right people, the right technology, and the right process to develop this system. The result is the right solution for many clients, and it's no surprise that it was instrumental in our being awarded several programs in the 2002 fourth quarter.

Vehicle Services Technology

In 2002 we also developed our ***Prime*** Solution to support the delivery of vehicle condition inspections.

This is a large market where our strong geographic presence, coupled with efficient technology, places the Company in a position to capture significantly more market share. All our vehicle condition inspections throughout the United States are now processed through this technology, allowing the seamless receipt of assignments and delivery of work product with our clients via the Internet.

Investigation Services Technology

In order for our investigators to manage their workflow more efficiently, we created our ***Prime*** Solution for our surveillance and forensic investigation services. Now, as with each of our ***Prime*** Solutions, this technology provides reporting of assignments and return of work product to our clients via the Internet.

Expansion into Bankruptcy Administration

Another 2002 highlight that holds great promise is the expansion of our class action subsidiary, The Garden City Group (GCG), into the Chapter 11 bankruptcy administration business. This was a natural extension for GCG, but one that required substantial capital and personnel investments. We felt strongly, however, that this was an important direction for the Company to take, and within just one year we have been engaged to administer 20 Chapter 11 bankruptcies.

International Operations

Crawford achieved many international strategic milestones during 2002. In the fourth quarter we were named to three major panels in the U.K. – Legal & General, EIG, and Royal & Sun Alliance. The most significant in claims value was being named external adjuster for Royal & Sun Alliance (R&SA) for personal and commercial claims work in the United Kingdom. This success was directly attributable to our service-based approach to claims handling combined with superior technology – ePRIME℠, Crawford's web-enabled claims management system. Crawford's sole source claims management solution for R&SA integrates technology and information so that no matter where the loss occurs, R&SA can monitor Crawford's claims handling response from any desktop worldwide.

During 2002 we also developed Global Risks Administration (GRA) for managing claims on behalf of multinational corporations. The GRA units in Atlanta, London, Melbourne (Australia), Toronto, Rotterdam, and Singapore create a unique gateway into the Crawford organization.

We look for continued growth throughout our international operations, but we are particularly excited about Australia. Crawford has operated an office there for many years, but with the recently completed acquisition of the Australian operations of Robertson & Company, Crawford's Australian operations became one of the largest independent claims administration service providers in the country. Australia's approach to workers' compensation is similar to the U.S. model, and we believe there is a great deal of opportunity to grow our workers' compensation claims administration and healthcare management services in that country.

As part of our continuing investment in education and training, we established colleges in Sao Paulo, Brazil and Birmingham, England. These new colleges link up to our U.S. and Canadian training centers. This allows us to educate staff and clients with an emphasis on up-to-date developments in our industry and ensure hands-on skills training linked to our strategic development.

We also reconfirmed our commitment to the development of major incident claims handling. In Europe, we handled the significant Prague flooding with a team made up from Dutch, U.K., U.S., and Eastern European adjusters. The close cooperation was significant to our clients in Europe.

Our Canadian operation continues to gain momentum and is committed to providing quality services to our clients.

Our international operations continue to receive high marks from insurance organizations around the world. For the second year in a row, Crawford Brazil received the Academia National de Seguros e Previdencia (ANSP) award as the country's top loss adjuster from the National Insurance and Savings Market Academy. The ANSP Award is the principal Brazilian Insurance Industry award, and to receive it for the second consecutive year is a testament to the outstanding work produced by our staff in Brazil.

Crawford & Company Singapore received the Loss Adjuster of the Year Award for 2002 at the Asia Insurance

Revenues before Reimbursements
(in millions)


$699.4
$725.5
02
01

Cash Provided by Operating Activities
(in millions)


$52.6
$63.1
02
01

Dividends Per Share


$0.32
$0.56
02
01

Industry Awards Dinner in Tokyo, Japan. Crawford was selected for this award primarily for our response to the Indonesian floods. This award recognizes our local expertise in the Asia Pacific region and Crawford's achievement in providing a long-standing service commitment to the Asian insurance market.

Strong leadership is the key to the success of any business. In our International Division, we have now accumulated what we consider the best leaders in the independent insurance claims industry.

We're proud of the solid work Crawford continues to perform throughout the world. Our network of service locations, both in the U.S. and abroad, gives us an unparalleled presence in an expanding global market.

Outlook for 2003

We see 2003 as a building year, and our outlook is optimistic. We will expand on the accomplishments of 2002, such as the deployment of the property claims management system, while working on new technology initiatives that should deliver top-line results in 2004 and beyond. This year we plan to deploy a new case management system for our healthcare management consultants. This new case management system will support an existing Crawford strength, our integrated workers' compensation system.

Unlike many of our competitors, Crawford provides both claims management and healthcare management services to injured workers. Providing both sides of the equation results in effective and efficient administration of workers' compensation claims. Our new technology will help Crawford's nurses and vocational rehabilitation consultants return injured employees to productivity as soon as possible.

All of our ***Prime*** Solutions are carefully evaluated to ensure that they deliver exceptional value to our clients. Ultimately, all our technology solutions will be tied together in a data warehouse. The resulting depository will contain all the information Crawford employees require to do their jobs effectively and efficiently wherever they are, eliminating manual processes and paper-intensive files.

Our founder, Jim Crawford, committed 62 years ago that Crawford & Company would deliver Top Quality, Promptly[SM] to its clients, and while we continue to seek new technology solutions to remain competitive in an ever-evolving marketplace, we still believe Jim Crawford's words are as true today as they were more than six decades ago. We value these three words as the cornerstone of our Company, and we continue to make prompt, quality service our highest priority. We believe the right technological solutions are important, but also believe a commitment to deliver quality service to our clients is crucial.

Industry Leadership

Crawford & Company is *the* global claims management solution. We built our business on our field expertise, and I can say with great confidence that we are the best at what we do. Crawford employs more than 8,000 employees in 700 branch offices in 67 countries worldwide, and each employee is committed to the highest standard of excellence in customer service. As you will see in the following pages of this report, our Company is more than just the largest independent provider of claims services; we are a recognized industry leader. We employ knowledgeable professionals who know that speed, outcome-oriented results, and quality service translate into success for our Company. Finally, our management team knows where our Company's most significant opportunities lie, and our efforts are focused in those areas.

Building Shareholder Value

We are encouraged by our prospects in the coming year, and we are hopeful that we are beginning to see a slight turnaround in the property and casualty market, which has been under tremendous pressure in recent years. We also believe the potential for growth in services to the insurance industry remains significant, and we are well-positioned in all our strategic markets to realize this potential. As stated above, we plan to make the strategic investments in proven technologies and programs that will assure our future success by enhancing the consistency, quality, promptness, and efficiency of our service delivery.

Long-Time Board Members Retire

In 2002, we announced the resignation of two long-time, valued members from our board of directors. Archie Meyers, Jr., was with Crawford for 43 years, returning twice from retirement to resume key management roles. Forrest L. Minix had 53 years of service with Crawford, including almost 30 years as a member of the board of directors. We are grateful to both gentlemen for their many years of service to our Company, and we wish them all the best in the future.

Tomorrow

We made progress in 2002 in the face of challenging market conditions, and we will continue to focus on disciplined growth, providing solutions to our clients, and increasing shareholder value in 2003.

For your support and confidence in Crawford, we are most grateful.

Sincerely,

Grover L. Davis
Chairman and Chief Executive Officer



Workers' Compensation Services

S O L U T I O N S

> *"There's more to workers' compensation than just cranking out the claims, and Crawford understands that."*

We need **Workers' Compensation** Expertise

Workers' Compensation Services



MEDICARE
HEALTH INSURANCE

The Client's Perspective

With more than 30,000 ChevronTexaco Corporation employees in hundreds of locations across the country, Phil Millhollon's job as manager of Corporate Workers' Compensation Programs could be incredibly difficult. But with Crawford & Company on board to provide workers' compensation claims administration, as well as several other medical cost containment services, ChevronTexaco's workers' compensation program is well under control, and Millhollon is appreciative.

"It's been my experience that Crawford employees take great pride in doing work for us," Millhollon says. "And I like the way they do business with us. Crawford employees really seem to connect with the local ChevronTexaco management wherever they're working and the employees they're handling the claims for. You know, there's more to workers' compensation than just cranking out the claims, and Crawford understands that. They have a personal touch, and our employees feel that they're talking with someone who actually hears what they're saying."

Crawford has a long history of serving ChevronTexaco, and over the years, the relationship has grown. Today, ChevronTexaco uses a wide variety of Crawford workers' compensation and healthcare management services including telephonic and on-site case management, provider bill audits, and access to a preferred provider network.

continued

S O L U T I O N S



In today's fast-paced work environment, human resource managers across industries know that controlling the total cost of workers' compensation claims is a key to a company's long-term productivity and profitability. Many companies, however, don't have the in-house staff or expertise to successfully manage this critical area, and bottom-line results often suffer from rising claims costs and decreasing employee productivity.

Crawford offers a wide range of workers' compensation claims administration services, all designed to resolve the claim by safely treating the injured worker and getting them back on the job. From around the clock intake of claims through our XPressLink call center, to medical intervention by our telephonic case managers, to post loss analysis, Crawford has the resources to effectively handle any workers' compensation claim. Most importantly, Crawford is focused on integrating claims handling with medical and disability management to bring about a safe and early return to productivity.

Our effective handling of workers' compensation claims and strong management of our clients' cost of risk generates long-term savings for our clients. By providing expert medical and vocational case management for injured employees, Crawford is able to resolve claims and return employees to work, saving our clients millions of dollars in claim costs.

Providing outcome-oriented workers' compensation and healthcare management solutions that control our clients' costs is a core strength for Crawford. Workers' compensation claims administration accounts for the largest share of Crawford's U.S. revenue stream, totaling approximately 40% of revenues. Half of these revenues are generated from claims adjudication and risk management services, while the remainder comes from employee absence and healthcare management services, including vocational rehabilitation, medical case management, preferred provider arrangements, and provider bill auditing services.

"The nurse case management team is a real strong point for Crawford, and they've really delivered on what we've asked them to do."

Our telephonic case managers, nurses available by phone 24 hours a day, seven days a week, typically get the first call on workers' compensation claims. These case managers decide if medical case management is required and whether the case should be handled by telephone or on-site. Then they begin to quickly identify the actions needed to resolve the claim while ensuring that the injured employee receives appropriate treatment, an expedited and sustained recovery, and a safe return to work.

"The nurse case management team is a real strong point for Crawford, and they've really delivered on what we've asked them to do," Millhollon says. "The team brings medical expertise to the table as a resource for the adjuster. But more importantly, the nurse is someone real whom our employees can feel comfortable talking to."

Crawford's expansive network of locations is another plus for ChevronTexaco, according to Millhollon.

"We need a workers' compensation partner who has locations where we do business, and because we're in the oil refinery business, we're in some places that are a little off the beaten path," says Millhollon. "We have an office in Pascagoula, Mississippi, and Crawford has an office right down the road in Biloxi. Crawford has a wide network of claims adjusters, and our field locations really appreciate having this resource nearby."

Crawford's workers' compensation claims management services generate long-term savings for its clients. From receipt of first notice of loss through post-loss analysis, Crawford addresses all areas of workers' compensation risk, allowing for the creation of the most streamlined, cost-effective program for each client.



Property & Casualty Services

S O L U T I O N S

"I can pick up the phone and quickly talk to someone at Crawford who can respond to our insureds' immediate needs. We know that when we work with Crawford, claims are going to be handled promptly and always with the highest level of customer service."

We need our Claims Handled Faster

Property & Casualty Services

The Client's Perspective

When an insurance company becomes insolvent with insureds in the state of Texas, Marvin Kelly's first plan of action is to call Crawford. As executive director of the Texas Property and Casualty Insurance Guaranty Association (TPCIGA), it's Kelly's responsibility to ensure that the insolvent company's claims continue to be handled efficiently and effectively. And what he needs is the workforce to make that happen.

"We never know when a company is going to become insolvent," says Kelly, "so we can never predict our workload. But by working with Crawford, we have the ability to expand the size of our workforce to deal with major insolvencies."

Kelly says that Crawford's geographic spread and access to crucial property and casualty claims resources enables TPCIGA to handle claims with a focus on quality customer service. But just as important, Kelly notes, is Crawford's responsiveness.

"I can pick up the phone and quickly talk to someone at Crawford who can respond to our insureds' immediate needs," says Kelly. "We know that when we work with Crawford, claims are going to be handled promptly and always with the highest level of customer service."

continued

PROPERTY AND CASUALTY SERVICES

Effectively adjusting and resolving claims is critical to a property and casualty insurer's bottom line. Not only for the value of the claim itself, but also for the satisfaction of its customer – the insured. For in the claims relationship, the insurer ultimately has its most intimate contact with the customer. Speed, efficiency, and confidence in the outcome are good for the customer and in turn, for the insurer. By its choice of the right provider of independent adjusting services, a property and casualty insurer is not only affecting the value of claims paid, but also its ability to retain and attract new customers.

THE CRAWFORD SOLUTION

Crawford's property claims management solution provides its clients easy access to information and quick resolution of claims. All categories of losses, including specialty loss lines, are covered. At first notice, Crawford moves swiftly and expeditiously with an assembled team of adjusting, consulting, and project management specialists who gather vital information and completely investigate, appraise, and adjust the claim. Regardless of the type or severity of a claim, Crawford has the resources to bring any property and casualty claim to a cost-effective closure and prevent future losses and liabilities.

It is this seamless and comprehensive approach to claims management that distinguishes Crawford from all other independent adjusters. Crawford is unique because it has empowered its professionals with every resource needed to handle the toughest property or casualty claims from start to finish. It is this focus on fast, effective claims-handling which has made Crawford the first choice for insurers worldwide.



S O L U T I O N S



"It's a business relationship that has a personal face to it, and I'm pleased when we can work together for positive outcomes for our customers."

Crawford's fast, results-oriented claims handling combined with the Company's strong technological capabilities makes Crawford the right choice for Kelly when his association needs assistance. "It's a business relationship that has a personal face to it," Kelly says, "and I'm pleased when we can work together for positive outcomes for our customers."

While prompt handling of claims is a strong priority for TPCIGA, it's also important to Kelly that payments to the insureds aren't interrupted. "We had a situation recently with a death claim where the husband had died, and the wife was receiving payments when the insurance company became insolvent and the payments stopped," Kelly said. "Crawford had the file, and we were able to immediately resume payments. This is what's important. I don't want claims in Texas impacted. I want to be able to continue payments to customers so they can keep their electricity on and buy food. With Crawford handling claims, I know that we can accomplish this."

Crawford's ability to handle large claims volumes, with a priority on strong customer service, has recently gained the Company a new program beginning in March 2003. That's when Crawford's International division will begin handling a European auto liability claims management program for a self-insured organization founded by United Parcel Service (UPS). Using eClaims, a web-based claims information system, Crawford will handle auto liability claims across ten European countries.

The new program provides a significant multinational solution for UPS executives who, through access to eClaims, can monitor Crawford's claims handling response on a real-time basis.



Class Action Services

S O L U T I O N S

"Our experience with Garden City Group has been very positive. And coming back to them for the second round is proof of that. Their whole team is extremely attentive and detail-oriented, and most of all, responsive to our needs."

We need Class Action Administration

Class Action Services



In today's challenging and fast-changing business environment, having the right resources and experience to manage the process of administering class action settlements, designing legal notice programs, and managing Chapter 11 bankruptcies can make all the difference in the marketplace and the courtroom. Few companies have the resources in-house to handle such a wide array of complicated transactions, making the outsourcing of these functions a cost-effective alternative.

As a specialist in class action services, Crawford's Garden City Group (GCG) provides expert consultation and comprehensive solutions for administering class action settlements, designing and implementing legal notice programs, managing business restructuring plans, and executing complete document management services. GCG is a highly respected resource in the legal community, with nearly two decades of experience. GCG mobilizes the exact resources needed to comply with every requirement and deadline. Clients benefit from top-tier technology driven by powerful, proprietary software, the expertise of a professional team that possesses a depth of experience in management, information technology and law, and precise systems of controls and performance benchmarks.

Crawford's class action services have helped clients successfully navigate the sensitive legal and logistical complexities inherent in the administration of class action settlements, demutualizations, and business restructuring. From project set-up and oversight, through the completion of the distribution, to tax reporting and telephone support, GCG has all of the resources necessary to handle the most complex legal requests. With a track record that includes the mailing of more than 45 million notices, distribution of over $3 billion in payments, and processing of nearly 4 million claims, GCG has become a much sought after resource for legal services.

GCG's distribution services related to recent insurer demutualizations is a prime example of Crawford's ability to custom tailor support services to the unique requirements of each case.

The Client's Perspective

"Nothing gets more work than good work," or so the saying goes, and Crawford & Company's class action services subsidiary, The Garden City Group (GCG), has proved it. When a client needed assistance in late 2002 with the distribution of demutualization proceeds to employees, they knew exactly where to find help: Crawford's Garden City Group, who had previously helped them with another distribution in late 2000.

With the first distribution, the client realized that while they were accustomed to paying a payroll and paying vendors, they didn't really have the resources for a large number of one-time-event checks. But the client's management had decided that the proceeds from a demutualization of the company's life insurance plan by its insurer should be returned to the more than 20,000 employees who had participated in the plan, so they needed a distribution solution.

GCG took the client's files and readied them for the physical distribution. GCG then designed a simple three-part form where the top part explained the distribution, the middle part contained the

continued

S O L U T I O N S



> *"I've referred the Garden City Group to other benefit managers who need similar help, and I know that others have used them on our recommendation. They did a fantastic job for us."*

tax reporting, and the bottom part was the actual check. Once the actual distribution was completed, GCG set up both a voice response unit and live telephone support to handle any questions from the customer's employees. And on the back end, GCG handled the bank reconcilements, making the entire project efficient and cost effective.

When a second demutualization distribution, this time numbering almost 30,000 checks, became necessary in late 2002, the same client showed no hesitation in calling GCG again.

"Our experience with Garden City Group has been very positive," says the client. "And coming back to them for the second round is proof of that. Their whole team is extremely attentive and detail-oriented, and most of all, responsive to our needs."

The administration of a distribution is a one-time issue for most companies, and one they're usually not set up to handle by themselves. Instead of building systems and training employees to handle a large and complex distribution, companies prefer to outsource the project to someone who has had experience with distributions. The Garden City Group is able to work the entire project from set-up to printing and mailing to tax reporting and banking.

The good work by the Garden City Group continues to bring in more work, in a new line of business that's developed mainly by referral.

"I've referred the Garden City Group to other benefit managers who need similar help," one GCG client says. "And I know that others have used them on our recommendation. They did a fantastic job for us."

It is this commitment to quality and efficient service that has led to over 30 highly successful demutualization programs for GCG, and the numbers continue to grow.

2002

Crawford & Company

FINANCIAL REVIEW

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Consolidated net income was $24,512,000 for 2002 as compared to $29,445,000 in 2001 and $25,348,000 in 2000. Consolidated net income for 2002 includes a payment received from a former vendor in full settlement of a business dispute of $3.8 million, net of related income tax expense. There were no such payments received in 2001 or 2000. In addition, our adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" eliminated the requirement to amortize goodwill which increased our 2002 net income by approximately $3.0 million as compared to 2001 and 2000. Consolidated 2000 net income includes a charge related to the write down of the carrying value of costs associated with internal use software formerly under development. This non-cash charge, net of related income tax benefits, totaled $10.3 million.

Operating earnings is one of the key performance measures used by our management and chief decision maker to evaluate the performance of our business and make resource allocation decisions. We believe this measure is useful to investors in that it allows them to evaluate our performance using the same criteria our management uses. Following is a reconciliation of consolidated net income to operating earnings for 2002, 2001, 2000, 1999, and 1998:

	2002	2001	2000	1999	1998
(in thousands)					
Net income	**$24,512**	$29,445	$25,348	$39,264	$27,465
Add/(deduct):					
Special credits and charges	**(6,000)**	–	16,740	–	–
Restructuring charges	**–**	–	–	–	14,873
Minority interest in loss of joint venture	**–**	–	–	–	(1,177)
Year 2000 expense	**–**	–	–	5,181	7,201
Amortization of goodwill	**–**	3,448	3,203	2,790	1,911
Net corporate interest	**4,706**	4,779	4,476	2,762	(526)
Income taxes	**14,029**	18,356	15,802	24,480	16,395
Operating Earnings	**$37,247**	$56,028	$65,569	$74,477	$66,142

The following is a discussion and analysis of the consolidated financial condition and results of operations of our two reportable segments: United States ("U.S.") operations and international operations. Our reportable segments represent components of our business for which separate financial information is available that is evaluated regularly by our chief decision maker in deciding how to allocate resources and in assessing performance. The individual services that are listed on the inside cover of this annual report do not represent separate reportable segments. Rather, they describe the various claims administration services that are performed within our approximately 700 field branches around the world. Revenue amounts exclude reimbursements for out-of-pocket expenses. Expense amounts exclude special credits and charges, amortization of goodwill, net corporate interest, and income taxes.

Our discussion and analysis of operating expenses is comprised of two components. Compensation and fringe benefits include all compensation, payroll taxes, and benefits provided to our employees, which as a service company, represents our most significant and variable expense. Expenses other than reimbursements, compensation, and fringe benefits include office rent and occupancy costs, other office operating expenses, and depreciation. This discussion should be read in conjunction with our consolidated financial statements and the accompanying footnotes.

RESULTS OF OPERATIONS

Operating results for our U.S. and international operations were as follows:

Years Ended December 31	**2002**	2001	2000	% Change From Prior Year **2002**	% Change From Prior Year 2001
(in thousands)					
Revenues:					
U.S.	**$508,734**	$534,671	$519,150	**(4.9%)**	3.0%
International	**190,656**	190,868	193,024	**(0.1%)**	(1.1%)
Total	**699,390**	725,539	712,174	**(3.6%)**	1.9%
Compensation & Fringe Benefits:					
U.S.	**320,475**	331,116	316,398	**(3.2%)**	4.7%
% of Revenues	***62.9%***	*61.9%*	*60.9%*		
International	**130,886**	125,862	123,331	**4.0%**	2.1%
% of Revenues	***68.6%***	*65.9%*	*63.9%*		
Total	**451,361**	456,978	439,729	**(1.2%)**	3.9%
% of Revenues	***64.5%***	*63.0%*	*61.8%*		
Expenses Other than Reimbursements, Compensation & Fringe Benefits:					
U.S.	**158,998**	160,300	154,207	**(0.8%)**	4.0%
% of Revenues	***31.3%***	*30.0%*	*29.7%*		
International	**51,784**	52,233	52,669	**(0.9%)**	(0.8%)
% of Revenues	***27.2%***	*27.4%*	*27.3%*		
Total	**210,782**	212,533	206,876	**(0.8%)**	2.7%
% of Revenues	***30.2%***	*29.3%*	*29.0%*		
Operating Earnings:[1]					
U.S.	**29,261**	43,255	48,545	**(32.4%)**	(10.9%)
% of Revenues	***5.8%***	*8.1%*	*9.4%*		
International	**7,986**	12,773	17,024	**(37.5%)**	(25.0%)
% of Revenues	***4.2%***	*6.7%*	*8.8%*		
Total	**37,247**	56,028	65,569	**(33.5%)**	(14.6%)
% of Revenues	***5.3%***	*7.7%*	*9.2%*		

[1] *Earnings before special credits and charges, amortization of goodwill, net corporate interest, and income taxes.*

U.S. OPERATIONS

Years Ended December 31, 2002 and 2001

REVENUES

U.S. revenues by market type for 2002 and 2001 are as follows:

	2002	2001	Variance
(in thousands)			
Insurance companies	**$259,090**	$284,966	(9.1%)
Self-insured entities	**191,278**	199,049	(3.9%)
Class action services	**58,366**	50,656	15.2%
Total U.S. Revenues	**$508,734**	$534,671	(4.9%)

Revenues from insurance companies decreased 9.1% to $259.1 million in 2002 compared to 2001, due to a continued softening in our referrals for high-frequency, low-severity claims and a decrease in catastrophic claim referrals. Revenues from self-insured entities decreased 3.9% to $191.3 million in 2002, due to a decline in workers' compensation and casualty claim referrals. See the following analysis of U.S. cases received. Revenues from class action services, which can fluctuate based on the timing of project awards, increased 15.2% to $58.4 million in 2002.

Excluding the impact of class action services, U.S. unit volume, measured principally by cases received, decreased 17.6% from 2001 to 2002. This decrease was partially offset by an 11.3% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 6.3% decrease in U.S. revenues from 2001 to 2002, excluding revenues from class action services. Our U.S. insurance company referrals for high-frequency, low-severity claims have declined during the year resulting in an increase in our average revenue per claim. Growth in class action services increased U.S. revenues by 1.4% in 2002.

Excluding the impact of class action services, U.S. unit volume by major product line, as measured by cases received, for 2002 and 2001 was as follows:

	2002	2001	Variance
(whole numbers)			
Casualty	225,705	241,930	(6.7%)
Workers' Compensation	242,870	266,256	(8.8%)
Property	219,936	286,006	(23.1%)
Vehicle	249,019	322,416	(22.8%)
Other	33,696	61,954	(45.6%)
Total U.S. Cases Received	971,226	1,178,562	(17.6%)

The decline in property and vehicle claims for the year was primarily due to the decline we are experiencing related to U.S. insurance company referrals for high-frequency, low-severity claims. Conservative underwriting, increases in policy deductibles, and mild weather during 2002 contributed to an industry-wide decline in property and casualty claims frequency. Our decline in workers' compensation and casualty claim referrals has been primarily due to the loss of two major accounts due to bankruptcy and declines in U.S. employment levels and associated injury rates, which have contributed to a reduction in workers' compensation claims.

COMPENSATION AND FRINGE BENEFITS
Our most significant expense is the compensation of employees, including related payroll taxes and fringe benefits. In response to the decline in U.S. claims volume, we successfully implemented cost-cutting initiatives to reduce our operating costs by $1 million per month from second quarter 2002 levels. There were 5,266 full-time equivalent employees in 2002, compared to 5,669 in 2001. Despite this decrease in the number of employees, U.S. compensation expense as a percent of revenues increased to 62.9% in 2002 as compared to 61.9% in 2001 as a result of the decline in U.S. revenues.

U.S. salaries and wages decreased to $261.9 million in 2002 from $280.3 million in 2001, reflecting the 7% reduction in full-time equivalent employees in 2002. Payroll taxes and fringe benefits for U.S. operations totaled $58.6 million in 2002, increasing 15.3% from 2001 costs of $50.8 million. This increase was primarily due to higher defined benefit pension costs, which resulted from a decline in the fair market value of our pension investments and a decrease in interest rates.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS
U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 31.3% in 2002 from 30.0% in 2001. This increase was primarily due to higher professional indemnity self-insurance costs, bad debt expense, and costs related to our ongoing technology initiatives.

REIMBURSEMENTS
Reimbursements in our U.S. operations decreased to $17.2 million in 2002 from $22.7 million in 2001, reflecting the decline in case volume during 2002.

Years Ended December 31, 2001 and 2000
REVENUES
U.S. revenues by market type for 2001 and 2000 are as follows:

	2001	2000	Variance
(in thousands)			
Insurance companies	$284,966	$273,177	4.3%
Self-insured entities	199,049	195,936	1.6%
Class action services	50,656	50,037	1.2%
Total U.S. Revenues	$534,671	$519,150	3.0%

Revenues from insurance companies increased 4.3% to $285.0 million in 2001 compared to 2000, due to increases from mold-related claims and reopened Northridge earthquake claims during the year and from growth in surveillance services revenue as a result of our acquisition of Greentree Investigations, Inc. ("Greentree"). Revenues from self-insured entities increased 1.6% to $199.0 million in 2001, reflecting the hardening of the U.S. insurance market. A hardening of the insurance market generally leads to higher insurance premiums, making self-insurance more attractive to our clients. Revenues from class action services increased 1.2% to $50.7 million in 2001.

Excluding the impact of class action services and acquired revenues, U.S. unit volume, measured principally by cases received, decreased 6.1% from 2000 to 2001. This decrease was offset by an 8.7% revenue increase from changes in the mix of services provided and in the rates charged for those services, resulting in a net 2.6% increase in U.S. revenues from 2000 to 2001, excluding revenues from class action services and acquired revenues. Our U.S. insurance company referrals for high-frequency, low-severity claims have declined during the year, resulting in an increase in our average revenue per claim. Growth in class action services increased U.S. revenues by 0.1% in 2001. Our acquisition of Greentree in March 2000 (included in non-class action revenues) increased U.S. revenues by 0.3% in 2001.

Excluding the impact of acquisitions on 2001 cases received and class action services, U.S. unit volume by major product line, as measured by cases received, for 2001 and 2000 was as follows:

	2001	2000	Variance
(whole numbers)			
Casualty	241,930	253,813	(4.7%)
Workers' Compensation	264,338	285,879	(7.5%)
Property	286,006	256,182	11.6%
Vehicle	322,416	381,997	(15.6%)
Other	61,954	74,599	(17.0%)
Total U.S. Cases Received	1,176,644	1,252,470	(6.1%)

The decline in workers' compensation and casualty claim referrals was primarily due to the fourth quarter 2001 bankruptcy of a major account. The decline in vehicle claims for the year was largely due to the decline we are experiencing related to U.S. insurance company referrals for high-frequency, low-severity claims. Property claims increased due to catastrophe claims related to mold losses and reopened Northridge earthquake claims.

COMPENSATION AND FRINGE BENEFITS

U.S. compensation expense as a percent of revenues increased to 61.9% in 2001 as compared to 60.9% in 2000. There were 5,669 full-time equivalent employees in 2001, compared to 5,534 in 2000.

U.S. salaries and wages increased to $280.3 million in 2001, from $271.8 million in 2000. Payroll taxes and fringe benefits for U.S. operations totaled $50.8 million in 2001, increasing 14.0% from 2000 costs of $44.6 million. These increases are primarily due to higher costs related to our self-insured employee medical and workers' compensation programs.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

U.S. expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased as a percent of revenues to 30.0% in 2001 from 29.7% in 2000. These increases are primarily due to higher legal fees associated with a government investigation (see Factors That May Affect Future Results for further discussion) and increased provider network access fees related to our medical bill auditing unit. These increases are partially offset by lower professional indemnity self-insurance costs.

REIMBURSEMENTS

Reimbursements in our U.S. operations increased to $22.7 million in 2001 from $21.3 million in 2000.

INTERNATIONAL OPERATIONS

Years Ended December 31, 2002 and 2001

REVENUES

Revenues from our international operations totaled $190.7 million in 2002, a 0.1% decrease from the $190.9 million reported in 2001. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 0.4% in 2002 compared to 2001. Small strategic acquisitions in Australia and Canada increased revenues by 4.0% in 2002. Revenues are net of a 0.3% decline during 2002 due to the negative effect of a strong U.S. dollar.

Excluding the impact of acquisitions on 2002 cases received, international unit volume by region for 2002 and 2001 was as follows:

	2002	2001	Variance
(whole numbers)			
Americas	**122,687**	112,346	9.2%
Continental Europe	**84,087**	71,777	17.2%
Asia/Pacific	**21,139**	21,348	(1.0%)
United Kingdom	**90,355**	113,951	(20.7%)
Total International Cases Received	**318,268**	319,422	(0.4%)

The decline in cases received in our United Kingdom operation is due to reduced claim referrals from two major accounts and fewer weather-related claims during 2002. Our increase in the Americas is due to the receipt of approximately 15,000 product liability claims in Canada during 2002. In Continental Europe, our increase is primarily due to the receipt of approximately 12,600 low-value property claims in Sweden during 2002.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 68.6% in 2002 from 65.9% in 2001. This increase is primarily due to an increase in capacity in the United Kingdom due to the decline in case volume. There were 3,003 full-time equivalent employees in 2002 (including approximately 220 full-time equivalent employees added by our acquisitions in Australia and Canada), compared to 2,900 in 2001.

Salaries and wages of international personnel increased as a percent of revenues, from 57.2% in 2001 to 59.0% in 2002. Payroll taxes and fringe benefits increased as a percent of revenues from 8.7% in 2001 to 9.6% in 2002.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits decreased slightly as a percent of revenues from 27.4% in 2001 to 27.2% in 2002.

REIMBURSEMENTS

Reimbursements in our international operations increased slightly to $18.8 million in 2002 from $18.0 million in 2001.

Years Ended December 31, 2001 and 2000

REVENUES

Revenues from our international operations totaled $190.9 million in 2001, a 1.1% decrease from the $193.0 million reported in 2000. Excluding acquisitions, international unit volume, measured principally by cases received, decreased 3.4% in 2001 compared to 2000. Several small strategic acquisitions in Holland, Brazil, Australia, and Canada increased revenues by 3.0% in 2001. Revenues are net of a 6.3% decline during 2001 due to the negative effect of a strong U.S. dollar.

Excluding the impact of acquisitions on 2001 cases received, international unit volume by region for 2001 and 2000 was as follows:

	2001	2000	Variance
(whole numbers)			
Americas	101,581	106,108	(4.3%)
Continental Europe	64,290	65,028	(1.1%)
Asia/Pacific	21,019	20,551	2.3%
United Kingdom	113,951	119,756	(4.8%)
Total International Cases Received	300,841	311,443	(3.4%)

The decline in cases received in our United Kingdom operation was primarily due to reduced claim referrals from two major accounts. Our decrease in the Americas was largely due to the absence of hurricane-related catastrophic claims in the Caribbean during 2001. The Americas region benefited during early 2000 from the receipt of claims related to late 1999 hurricanes that struck the Caribbean.

COMPENSATION AND FRINGE BENEFITS

As a percent of revenues, compensation expense, including related payroll taxes and fringe benefits, increased to 65.9% in 2001 from 63.9% in 2000. There were 2,900 full-time equivalent employees in 2001, compared to 2,701 in 2000. The acquisitions during 2001 added approximately 185 full-time equivalent employees.

Salaries and wages of international personnel increased as a percent of revenues, from 55.6% in 2000 to 57.2% in 2001. The increase was primarily due to an increase in capacity in our international operating units due to a decline in case volume. Payroll taxes and fringe benefits increased as a percent of revenues from 8.3% in 2000 to 8.7% in 2001.

EXPENSES OTHER THAN REIMBURSEMENTS, COMPENSATION AND FRINGE BENEFITS

Expenses other than reimbursements, compensation and related payroll taxes and fringe benefits increased slightly as a percent of revenues from 27.3% in 2000 to 27.4% in 2001.

REIMBURSEMENTS

Reimbursements in our international operations increased to $18.0 million in 2001 from $14.7 million in 2000. This increase is due to an increase in revenues and related reimbursed expenses in Canada and an increase in cases that required the use of outside experts in other international operations during 2001.

SPECIAL CREDITS AND CHARGES, AMORTIZATION OF GOODWILL, NET CORPORATE INTEREST, AND INCOME TAXES

During the 2002 first quarter, we received a cash payment of $6.0 million from a former vendor in full settlement of a business dispute. This special credit, net of related income tax expense, increased net income per share by $0.08 during the 2002 first quarter.

In December 2000, we announced the termination of our contract with a software development company. In connection with the cancellation of the contract, we wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge, net of related income tax benefits, totaled $10.3 million or $0.21 per share for the year ended December 31, 2000.

On January 1, 2002 we adopted SFAS No. 142 "Goodwill and Other Intangible Assets." The adoption of this statement increased our 2002 net income by approximately $3.0 million or $0.06 per share.

Net corporate interest totaled $4.7 million, $4.8 million, and $4.5 million for 2002, 2001, and 2000, respectively. The effect on net corporate interest from increases in total borrowings during 2002 was offset by declines in interest rates in 2002.

Taxes on income totaled $14.0 million, $18.4 million, and $15.8 million for 2002, 2001, and 2000, respectively. In January 2002, the effective tax rate was adjusted from 38.4% to 36.4%. This decline in the effective tax rate was primarily due to the adoption of SFAS 142 during 2002.

FINANCIAL CONDITION

At December 31, 2002, current assets exceeded current liabilities by approximately $123.8 million, an increase of $18.8 million from the working capital balance at December 31, 2001. Cash and cash equivalents at the end of 2002 totaled $31.1 million, increasing from $22.0 million at the end of 2001. Cash was generated primarily from operating activities, while the principal uses of cash were for dividends paid to shareholders, acquisitions of businesses, investments in computer software, acquisitions of property and equipment, and payments on short-term borrowings. Cash dividends to shareholders approximated 79% of net income in 2002, compared to 92% in 2001. The Board of Directors declares cash dividends to shareholders each quarter based on an assessment of current and projected earnings and cash flows. In view of the lack of significant improvement in our earnings in the 2002 second quarter, in its July 2002 meeting, the Board of Directors reduced the dividend, declaring quarterly dividends of $0.06 per share on each share of Class A and Class B Common Stock, down from $0.14 per share declared in the previous quarter. The Board of Directors has maintained this level of dividends by declaring quarterly dividends of $0.06 per share for the third and fourth quarters of 2002.

During 2002, we did not repurchase any shares of Class A or Class B Common Stock. As of December 31, 2002, 705,863 shares remain to be repurchased under the discretionary 1999 share repurchase program authorized by the Board of Directors. We believe it is unlikely that we will repurchase shares under this program in 2003 due to the decline in the funded status of our defined benefit pension plans (see Note 2 of the consolidated financial statements).

We maintain credit lines with banks in order to meet seasonal working capital requirements and other financing needs that may arise. Short-term borrowings outstanding as of December 31, 2002 totaled $30.0 million, decreasing from $36.4 million at the end of 2001. Long-term borrowings outstanding, excluding current installments, totaled $50.0 million as of December 31, 2002, compared to $36.4 million at December 31, 2001. The increase in long-term borrowings is primarily due to the Australian acquisition made in 2002. We believe that our current financial resources, together with funds generated from operations and existing and potential borrowing capabilities, will be sufficient to maintain our current operations.

We do not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of our foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of our net investment in foreign operations.

We recorded minimum pension liability adjustments in Accumulated Other Comprehensive Loss, a component of Shareholders' Investment, of $43.2 million and $28.8 million, net of related income tax benefits, during 2002 and 2001, respectively. These non-cash charges resulted primarily from a decline in the fair value of our pension investments as of the September 30, 2002 and 2001 measurement dates and a decline in interest rates during 2002.

Shareholders' investment at the end of 2002 was $159.4 million, compared with $188.3 million at the end of 2001. This decrease is a result of our minimum pension liability adjustment.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates these estimates and judgements based upon historical experience and on various other factors that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies for revenue recognition, allowances for doubtful accounts, valuation of goodwill and other long-lived assets, and self-insured reserves require significant judgements and estimates in the preparation of the consolidated financial statements. Changes in these underlying estimates could potentially materially affect consolidated results of operations, financial position and cash flows in the period of change. Although some variability is inherent in these estimates, we believe the amounts provided for are adequate.

We have discussed the development and selection of the following critical accounting policies and estimates with the audit committee of our Board of Directors, and the audit committee has reviewed our related disclosure in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

REVENUE RECOGNITION

Our revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs that are incurred in administering a claim are passed on to our clients and are included in revenues. Deferred revenues represent the estimated unearned portion of fees related to future services under certain fixed-fee service arrangements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on a historical evaluation of actual claim closing rates by major lines of coverage. Additionally, recent claim closing rates are evaluated to ensure that current claim closing history does not indicate a significant deterioration or improvement in the longer-term historical closing rates used.

Our fixed-fee service arrangements typically call for us to handle claims on either a one- or two-year basis, or for the lifetime of the claim. In cases where we handle a claim on a non-lifetime basis, we typically receive an additional fee on each anniversary date that the claim remains open. For service arrangements where we provide services for the life of the claim, we are only paid one fee for the life of the claim, regardless of the ultimate duration of the claim. As a result, our deferred revenues for claims handled for one or two years are not as sensitive to changes in claim closing rates since the revenues are ultimately recognized in the near future and additional fees are generated for handling long-lived claims. Deferred revenues for lifetime claim handling are considered more sensitive to changes in claim closing rates since we are obligated to handle these claims to their ultimate conclusion with no additional fees for long-lived claims.

Based upon our historical averages, we close approximately 99% of all cases referred under lifetime claim service arrangements within the first five years from the date of referral. Also, within that five-year period, the percentage of claims remaining open in any one particular year has remained relatively consistent from period to period. Each quarter we reevaluate our historical claim closing rates by major line of insurance coverage and make adjustments as necessary. Any changes in estimates are recognized in the period in which they are determined.

As of December 31, 2002, deferred revenues related to lifetime claim handling arrangements approximated $17.6 million. If the rate at which we close cases changes, the amount of revenue recognized within a period could be affected. In addition, given the competitive environment in which we operate, we may be unable to raise our prices to offset the additional expense associated with handling longer-lived claims. Absent an increase in per claim fees from our clients, a 1% decrease in claim closing rates for lifetime claims would have resulted in the deferral of additional revenues of approximately $500,000, or $0.01 per share for the year ended December 31, 2002. If our average claim closing rates for lifetime claims were to increase by 1%, we would have recognized additional revenues of approximately $400,000, or $0.01 per share for the year ended December 31, 2002.

The estimate for deferred revenues is a critical accounting estimate for our U.S. segment.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We maintain allowances for doubtful accounts relating to our billed and unbilled receivables for estimated losses resulting primarily from adjustments clients may make to invoiced amounts and the inability of our clients to make required payments. These allowances are established by using historical write-off information to project future experience and by considering the current credit worthiness of our clients, any known specific collection problems, and our assessment of current property and casualty insurance industry conditions. Each quarter we reevaluate the adequacy of the assumptions used in determining these allowances and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

As of December 31, 2002, our allowance for doubtful accounts totaled $20.9 million or approximately 8.4% of gross billed and unbilled receivables. If the financial condition of our clients were to deteriorate, resulting in an inability to make required payments to us, additional allowances may be required. If the allowance for doubtful accounts were to change by 1% of gross billed and unbilled receivables, reflecting either an increase or decrease in expected future write-offs, the impact to 2002 pretax income would have been approximately $2.5 million, or $0.03 per share.

The estimate for the allowance for doubtful accounts is a critical accounting estimate for both our U.S. and international segments.

VALUATION OF GOODWILL AND OTHER LONG-LIVED ASSETS

We regularly evaluate whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we perform an impairment test in accordance with SFAS 142 for goodwill, SFAS No. 109 "Accounting for Income Taxes" for deferred income tax assets, and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for other long-lived assets. In the opinion of management, goodwill and other long-lived assets are appropriately valued at December 31, 2002 and 2001.

The valuation of goodwill and other long-lived assets is a critical accounting estimate for both our U.S. and international segments.

SELF-INSURANCE RESERVES

We self-insure certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures, including professional liability on a claims made basis, as well as those risks required to be insured by law or contract. We record a liability for claims incurred under these self-insured programs based on our estimate of the ultimate aggregate exposure and discount that liability using an average of published short- and long-term medium quality corporate bond yields. The estimated liability is calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses. Each quarter we reevaluate the adequacy of the assumptions used in developing these reserves and make adjustments as necessary. Changes in estimates are recognized in the period in which they are determined.

As of December 31, 2002, our estimated liability for self-insured risks totaled $27.7 million. The estimated liability is most sensitive to changes in the ultimate reserve for a claim and the interest rate used to discount the liability. We believe that the provision for self-insured losses is adequate to cover the ultimate net cost of losses incurred; however, this provision is an estimate and may be significantly greater or less than the provision established. If the average discount rate we use to determine the present value of our self-insured liability were to change by 1%, reflecting either an increase or decline in underlying interest rates, our estimated liability for self-insured risks would be impacted by approximately $1.8 million, resulting in an increase or decrease to 2002 net income of $1.1 million, or $0.02 per share.

The estimate for self-insured reserves is a critical accounting estimate for our U.S. segment.

MARKET RISK

DERIVATIVES

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments.

FOREIGN CURRENCY EXCHANGE

Our international operations expose us to foreign currency exchange rate changes that could impact translations of foreign-denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. Our revenues from international operations were 27.3%, 26.3%, and 27.1% of total revenues at December 31, 2002, 2001, and 2000, respectively. Except for borrowings in foreign currencies, we do not presently engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the net assets or operating results of our foreign subsidiaries.

We measure currency earnings risk related to our international operations based on changes in foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in earnings based on a hypothetical 10% change in currency exchange rates. Exchange rates and currency positions as of December 31, 2002 were used to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10% change in foreign currency exchange rates would have decreased pretax income by approximately $506,000 during 2002, had the U.S. dollar exchange rate increased relative to the currencies to which we had exposure.

INTEREST RATES

We are exposed to interest rate fluctuations on certain of our variable rate borrowings. Depending on general economic conditions, we use variable rate debt for short-term borrowings and fixed rate debt for long-term borrowings. At December 31, 2002, we had $30.0 million in short-term loans outstanding with an average variable interest rate of 4.4%. If the average interest rate were to change by 1%, the impact to 2002 pretax income would have been approximately $300,000.

CREDIT RISK

We process payments for claims settlements, primarily on behalf of our self-insured clients. The liability for the settlement cost of claims processed, which is generally pre-funded, remains with the client. Accordingly, we do not incur significant credit risk in the performance of these services.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain of the statements contained in this and other sections of this Annual Report are forward-looking. While management believes that these statements are accurate, our business is dependent upon general economic conditions and various conditions specific to our industry. Future trends and these factors could cause actual results to differ materially from the forward-looking statements that have been made. In particular, the following issues and uncertainties should be considered in evaluating our prospects:

LEGAL PROCEEDINGS

In the normal course of the claims administration services business, we are named as a defendant in suits by insureds or claimants contesting decisions made by us or our clients with respect to the settlement of claims. Additionally, our clients have brought actions for indemnification on the basis of alleged negligence on our part, our agents, or our employees in rendering service to clients. The majority of these claims are of the type covered by insurance we maintain; however, we are self-insured for the deductibles under various insurance coverages. In our opinion, adequate reserves have been provided for such self-insured risks.

In 2000, we received federal grand jury subpoenas requesting certain business and financial records dating back to 1992. Additional document requests and grand jury subpoenas were received in 2001 and continued to be received in 2002. We have been advised by the U.S. Department of Justice Fraud Section that the subpoenas issued by the Fraud Section and local U.S. Attorney offices were issued in connection with a nationwide investigation into the billings for services in some of the U.S. Claims Management and Healthcare Management Services branch offices. We are cooperating fully with the government's inquiry and have retained outside counsel to conduct an internal investigation into our billing practices under the direction of the Board of Directors. In addition, we have issued written corporate billing policies in order to clarify our billing practices and eliminate inconsistencies in their application, and are continuing to strengthen our internal audit and branch inspection procedures.

We cannot predict when the government's investigation will be completed, its ultimate outcome or its effect on our financial condition or results of operations. However, the investigation could cause disruption in the delivery of our services, and ultimately result in the imposition of civil, administrative or criminal fines or sanctions, as well as potential reimbursements to clients and loss of existing or prospective clients or business opportunities. Any such result could have a material adverse effect on our financial condition and results of operations. Expenses associated with the investigation were approximately $2.2 million in 2002 and $2.5 million in 2001, net of related tax benefits, or $0.04 and $0.05 per share, respectively.

CONTINGENT PAYMENTS

We normally structure acquisitions to include earnout payments, which are contingent upon the acquired entity reaching certain revenue and operating earnings targets. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2002 levels of revenues and operating earnings, additional payments under existing earnout agreements would approximate $3.6 million through 2008, as follows: 2003 – $435,000; 2004 – $356,000; 2005 – $279,000; and 2008 – $2,500,000.

PENSION EXPENSE

We use a September 30 measurement date to determine pension expense under SFAS No. 87, "Employers' Accounting for Pensions." Due to the significant decline in the fair market value of our pension investments at September 30, 2001, as well as a decline in interest rates during 2001, U.S. pension expense increased by $10.0 million in 2002. Effective December 31, 2002, we froze our U.S. defined benefit pension plan and replaced it with a defined contribution retirement plan. U.S. pension expense in 2003, including both the defined benefit and defined contribution plans, is expected to increase $3.0 million to approximately $16.0 million. Future cash funding of our U.S. defined benefit pension plan will depend largely on future investment performance; however, we do not expect to contribute more than $10.0 million to the plan in 2003. No cash contributions to the new U.S. defined contribution plan will be required until early 2004.

Consolidated Statements of Income

For the Years Ended December 31,	2002	2001	2000
(in thousands, except per share data)			
Revenues:			
Revenues before reimbursements	$699,390	$725,539	$712,174
Reimbursements	36,031	40,732	35,950
Total Revenues	735,421	766,271	748,124
Costs and Expenses:			
Costs of services provided, before reimbursements	529,148	546,333	525,773
Reimbursements	36,031	40,732	35,950
Cost of services	565,179	587,065	561,723
Selling, general, and administrative expenses	132,995	123,178	120,832
Special (credits) and charges (Note 9)	(6,000)	–	16,740
Corporate interest, net	4,706	4,779	4,476
Amortization of goodwill	–	3,448	3,203
Total Costs and Expenses	696,880	718,470	706,974
Income Before Income Taxes	38,541	47,801	41,150
Provision for Income Taxes	14,029	18,356	15,802
Net Income	$ 24,512	$ 29,445	$ 25,348
Net Income Per Share:			
Basic	$ 0.50	$ 0.61	$ 0.52
Diluted	$ 0.50	$ 0.61	$ 0.52
Weighted-Average Shares Outstanding:			
Basic	48,580	48,492	48,845
Diluted	48,664	48,559	48,933
Cash Dividends Per Share:			
Class A Common Stock	$ 0.32	$ 0.56	$ 0.55
Class B Common Stock	$ 0.32	$ 0.56	$ 0.55

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of December 31,	2002	2001
(in thousands)		
Assets		
Current Assets:		
Cash and cash equivalents	$ 31,091	$ 21,966
Accounts receivable, less allowance for doubtful accounts of $19,633 in 2002 and $16,755 in 2001	135,174	139,380
Unbilled revenues, at estimated billable amounts	93,792	88,399
Prepaid expenses and other current assets	11,968	11,539
Total Current Assets	272,025	261,284
Property and Equipment, at cost:		
Land	2,401	2,397
Buildings and improvements	21,069	21,662
Furniture and fixtures	62,273	62,216
Data processing equipment	54,590	56,787
Automobiles	4,373	3,564
	144,706	146,626
Less accumulated depreciation	(108,607)	(107,898)
Net Property and Equipment	36,099	38,728
Other Assets:		
Goodwill arising from acquisitions, less accumulated amortization of $21,682 in 2002 and $21,566 in 2001	97,798	86,239
Prepaid pension cost	-	7,138
Capitalized software costs, net	23,977	16,402
Deferred income tax asset	31,899	11,817
Other	12,978	9,807
Total Other Assets	166,652	131,403
	$474,776	$431,415

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of December 31,	2002	2001
(in thousands)		
Liabilities and Shareholders' Investment		
Current Liabilities:		
Short-term borrowings	$ 30,019	$ 36,440
Accounts payable	31,956	31,275
Accrued compensation and related costs	26,454	25,771
Self-insured risks	15,833	12,833
Accrued income taxes	9,594	16,001
Other accrued liabilities	14,384	13,118
Deferred revenues	18,516	20,543
Current installments of long-term debt	1,493	326
Total Current Liabilities	148,249	156,307
Noncurrent Liabilities:		
Long-term debt, less current installments	49,976	36,378
Deferred revenues	12,127	12,707
Self-insured risks	11,819	11,249
Minimum pension liability	76,747	10,328
Postretirement medical benefit obligation	6,289	6,645
Other	10,138	9,501
Total Noncurrent Liabilities	167,096	86,808
Shareholders' Investment:		
Class A Common Stock, $1.00 par value, 50,000 shares authorized; 23,925 and 23,843 shares issued and outstanding in 2002 and 2001, respectively	23,925	23,843
Class B Common Stock, $1.00 par value, 50,000 shares authorized; 24,697 shares issued and outstanding in 2002 and 2001	24,697	24,697
Additional paid-in capital	523	27
Retained earnings	191,767	186,683
Accumulated other comprehensive loss	(81,481)	(46,950)
Total Shareholders' Investment	159,431	188,300
	$474,776	$431,415

Consolidated Statements of Shareholders' Investment

(in thousands)	Common Stock Class A Non-Voting	Common Stock Class B Voting	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Investment
Balance at December 31, 1999	$25,892	$24,826	$22,309	$185,975	$ (8,723)	$250,279
Comprehensive income:						
Net income	–	–	–	25,348	–	25,348
Translation adjustment	–	–	–	–	(5,625)	(5,625)
Total comprehensive income						19,723
Dividends paid	–	–	–	(26,939)	–	(26,939)
Shares repurchased	(2,256)	(143)	(23,479)	(720)	–	(26,598)
Shares issued in connection with options and benefits	118	14	1,170	–	–	1,302
Balance at December 31, 2000	23,754	24,697	–	183,664	(14,348)	217,767
Comprehensive loss:						
Net income	–	–	–	29,445	–	29,445
Translation adjustment	–	–	–	–	(3,825)	(3,825)
Minimum pension liability adjustment (net of $17.9 million income tax benefit)	–	–	–	–	(28,777)	(28,777)
Total comprehensive loss						(3,157)
Dividends paid	–	–	–	(27,146)	–	(27,146)
Shares issued in connection with options and benefits	89	–	27	720	–	836
Balance at December 31, 2001	23,843	24,697	27	186,683	(46,950)	188,300
Comprehensive loss:						
Net income	–	–	–	24,512	–	24,512
Translation adjustment	–	–	–	–	4,465	4,465
Tax benefit from exercise of stock options	–	–	–	–	4,165	4,165
Minimum pension liability adjustment (net of $23.2 million income tax benefit)	–	–	–	–	(43,161)	(43,161)
Total comprehensive loss						(10,019)
Dividends paid	–	–	–	(19,428)	–	(19,428)
Shares issued in connection with options and benefits	82	–	496	–	–	578
Balance at December 31, 2002	$23,925	$24,697	$ 523	$191,767	$(81,481)	$159,431

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For The Years Ended December 31,	2002	2001	2000
(in thousands)			
Cash Flows From Operating Activities:			
Net income	$ 24,512	$ 29,445	$ 25,348
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	17,414	20,626	19,570
Write-down of capitalized internal use software	–	–	16,740
Deferred income taxes	3,975	(287)	(18)
(Gain) loss on sales of property and equipment	(18)	125	550
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	5,473	(309)	(379)
Unbilled revenues	(1,369)	2,852	(586)
Prepaid or accrued income taxes	(3,525)	6,198	(1,174)
Accounts payable and accrued liabilities	4,027	4,035	(1,851)
Accrued restructuring charges	(335)	(859)	(2,381)
Deferred revenues	(1,579)	(2,741)	682
Prepaid and accrued pension costs	6,020	4,022	2,587
Prepaid expenses and other assets	(1,972)	(35)	(3,994)
Net cash provided by operating activities	52,623	63,072	55,094
Cash Flows From Investing Activities:			
Acquisitions of property and equipment	(9,189)	(11,990)	(9,332)
Acquisitions of businesses, net of cash acquired	(13,569)	(9,207)	(7,243)
Capitalization of software costs	(11,093)	(7,332)	(12,405)
Proceeds from sales of property and equipment	480	254	683
Net cash used in investing activities	(33,371)	(28,275)	(28,297)
Cash Flows From Financing Activities:			
Dividends paid	(19,428)	(27,146)	(26,939)
Repurchase of common stock	–	–	(26,598)
Proceeds from exercise of stock options	578	836	1,302
Increase in short-term borrowings	18,345	13,578	10,217
Payments on short-term borrowings	(24,657)	(21,275)	–
Proceeds from long-term debt	14,247	143	21,000
Payments on long-term debt	(184)	(262)	(403)
Net cash used in financing activities	(11,099)	(34,126)	(21,421)
Effects of exchange rate changes on cash and cash equivalents	972	(841)	(956)
Increase (Decrease) in Cash and Cash Equivalents	9,125	(170)	4,420
Cash and Cash Equivalents at Beginning of Year	21,966	22,136	17,716
Cash and Cash Equivalents at End of Year	$ 31,091	$ 21,966	$ 22,136

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1. MAJOR ACCOUNTING AND REPORTING POLICIES

NATURE OF OPERATIONS AND INDUSTRY CONCENTRATION

The Company is the world's largest independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 offices in 67 countries. Major service lines include workers' compensation claims administration and healthcare management services, property and casualty claims management, class action services, and risk management information services. Substantial portions of the Company's revenues and accounts receivable are derived from United States ("U.S.") claims services provided to the property and casualty insurance industry.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany transactions. The financial statements of the Company's international subsidiaries outside North America and the Caribbean are included in the Company's consolidated financial statements on a two-month delayed basis in order to provide sufficient time for accumulation of their results.

PRIOR YEAR RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

MANAGEMENT'S USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable, and short-term borrowings approximates carrying value due to the short-term maturity of the instruments. The fair value of long-term debt approximates carrying value based on the effective interest rates compared to current market rates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

GOODWILL AND OTHER LONG-LIVED ASSETS

The Company regularly evaluates whether events and circumstances have occurred which indicate that the carrying amounts of goodwill and other long-lived assets (primarily property and equipment, deferred income tax assets, and capitalized software) may warrant revision or may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, the Company performs an impairment test in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" for goodwill, SFAS No. 109 "Accounting for Income Taxes" for deferred income tax assets, and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" for other long-lived assets.

PROPERTY AND EQUIPMENT

The Company depreciates the cost of property and equipment over the estimated useful lives of the related assets, primarily using the straight-line method. The estimated useful lives for the principal property and equipment classifications are as follows:

Classification	Estimated Useful Lives
Furniture and fixtures	3-10 years
Data processing equipment	3-5 years
Automobiles	3-4 years
Buildings and improvements	7-40 years

Depreciation expense on property and equipment was $13,508,000, $15,106,000, and $14,883,000 for 2002, 2001, and 2000, respectively.

CAPITALIZED SOFTWARE

Capitalized software reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis over periods ranging from three to ten years. Amortization expense for capitalized software was $4,230,000, $2,072,000, and $1,484,000 for 2002, 2001, and 2000, respectively.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the separately identifiable net assets acquired. Goodwill acquired prior to June 30, 2001 was amortized over 15 to 40 years using the straight-line method. Goodwill acquired after June 30, 2001 was not amortized in accordance with SFAS 142. See New Accounting Pronouncements for further discussion.

SELF-INSURED RISKS

The Company self-insures certain insurable risks consisting primarily of professional liability, employee medical and disability, workers' compensation, and auto liability.

Insurance coverage is obtained for catastrophic property and casualty exposures (including professional liability on a claims-made basis), as well as those risks required to be insured by law or contract. Provision for claims under the self-insured program is made based on the Company's estimate of the aggregate liability for claims incurred and is discounted using an average of published short- and long-term medium quality corporate bond yields. The estimated liability is calculated based on historical claim payment experience, the expected life of the claims, and the reserves established on the claims. In addition, reserves are established for losses that have occurred but have not been reported and for the adverse development of reserves on reported losses. At December 31, 2002 and 2001, accrued self-insured risks totaled $27,652,000 and $24,082,000, respectively, including current liabilities of $15,833,000 and $12,833,000, respectively.

REVENUE RECOGNITION

The Company's revenues are primarily comprised of claims processing or program administration fees. Fees for professional services are recognized in unbilled revenues at the time such services are rendered at estimated collectible amounts. Substantially all unbilled revenues are billed within one year. Out-of-pocket costs that are incurred in administering a claim are passed on by the Company to its clients and are included in revenues. Deferred revenues represent the estimated unearned portion of fees derived from certain fixed-rate claim service agreements. Deferred revenues are recognized based on the estimated rate at which the services are provided. These rates are primarily based on a historical evaluation of actual claim closing rates by major line of coverage.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains allowances for doubtful accounts, relating to billed and unbilled receivables, for estimated losses resulting primarily from adjustments clients may make to invoiced amounts, and the inability of clients to make required payments. These allowances are established using historical write-off information to project future experience and by considering the current credit worthiness of clients, any known specific collection problems, and an assessment of current property and casualty insurance industry conditions.

The Company's allowances for doubtful accounts on billed receivables were $19.6 million, $16.8 million, and $17.3 million, and write-offs, net of recoveries, were $4.8 million, $3.0 million, and $4.0 million, respectively, for the years ended December 31, 2002, 2001, and 2000.

INCOME TAXES

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Provisions for deferred taxes are made in recognition of these temporary differences. The most significant differences relate to minimum pension liability, unbilled and deferred revenues, prepaid pension cost, self-insurance, and depreciation and amortization.

NET INCOME PER SHARE

Basic net income per share is computed based on the weighted-average number of total common shares outstanding during the respective periods. Diluted net income per share is computed based on the weighted-average number of total common shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

Below is the calculation of basic and diluted net income per share:

(in thousands, except per share data)	2002	2001	2000
Net income available to common shareholders	$24,512	$29,445	$25,348
Weighted-average common shares outstanding – Basic	48,580	48,492	48,845
Dilutive effect of stock options	84	67	88
Weighted-average common shares outstanding – Diluted	48,664	48,559	48,933
Basic net income per share	$ 0.50	$ 0.61	$ 0.52
Diluted net income per share	$ 0.50	$ 0.61	$ 0.52

Additional options to purchase 5,352,133 shares of Class A Common Stock at $7.48 to $19.50 per share were outstanding at December 31, 2002, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares. To include these shares would have been antidilutive.

FOREIGN CURRENCY TRANSLATION

For operations outside the U.S. that prepare financial statements in currencies other than the U.S. dollar, results from operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. The resulting cumulative translation adjustment is reported as a component of Accumulated Other Comprehensive Loss in the Consolidated Balance Sheets.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) for the Company consists of the total of net income, foreign currency translation adjustments, tax benefit from the exercise of stock options, and minimum pension liability adjustments. The Company reports comprehensive income (loss) in the Consolidated Statements of Shareholders' Investment.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized for the option plans because the exercise prices of the stock options equal the market prices of the underlying stock on the dates of grant. Had compensation cost for these plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)		2002	2001	2000
Net income	As reported	$24,512	$29,445	$25,348
Less: compensation expense using the fair value method, net of tax		1,688	2,495	3,189
	Pro forma	$22,824	$26,950	$22,159
Net income per share – basic	As reported	$ 0.50	$ 0.61	$ 0.52
	Pro forma	$ 0.47	$ 0.56	$ 0.45
Net income per share – diluted	As reported	$ 0.50	$ 0.61	$ 0.52
	Pro forma	$ 0.47	$ 0.56	$ 0.45

NEW ACCOUNTING PRONOUNCEMENTS

In November 2001, the Emerging Issues Task Force released Issue No. 01-14 "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." The issue requires that reimbursed out-of-pocket expenses be characterized as revenues in the income statement. This issue was effective for the Company on January 1, 2002. In order to comply with the issue, reimbursed expenses have been reclassified on the income statement for 2001 and 2000. Reimbursed expenses totaled $36,031,000, $40,732,000, and $35,950,000 in 2002, 2001, and 2000, respectively.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. SFAS 142 changes the accounting for goodwill and certain intangible assets from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recorded in past business combinations, ceased when the Company adopted SFAS 142 on January 1, 2002. The Company does not currently have any intangible assets requiring disclosure under SFAS 142. The adoption of SFAS 142 requires a transitional goodwill impairment test be performed on all reportable segments. Step one of the transitional goodwill impairment test was performed on the U.S. and international segments. Based on the results of step one, the U.S. and international segments do not have an impairment of goodwill. The Company will continue to evaluate goodwill, at least annually, in accordance with SFAS 142.

The following table presents the effect of adopting SFAS 142 on net income and basic and diluted net income per share:

(in thousands, except per share data)	**2002**	2001	2000
Reported net income	**$24,512**	$29,445	$25,348
Add: goodwill amortization	**-**	3,037	2,855
Adjusted net income	**$24,512**	$32,482	$28,203
Basic net income per share:			
Reported net income per share	**$ 0.50**	$ 0.61	$ 0.52
Goodwill amortization per share	**-**	0.06	0.06
Adjusted basic net income per share	**$ 0.50**	$ 0.67	$ 0.58
Diluted net income per share:			
Reported net income per share	**$ 0.50**	$ 0.61	$ 0.52
Goodwill amortization per share	**-**	0.06	0.06
Adjusted diluted net income per share	**$ 0.50**	$ 0.67	$ 0.58

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123." This statement amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the annual disclosure provisions of SFAS 148 for the year ended December 31, 2002. The adoption of SFAS 148 did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

In June 2002, the FASB approved SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses accounting for costs to terminate contracts that are not capital leases, costs to consolidate facilities or relocate employees, and termination benefits. The statement requires that the fair value of a liability for penalties for early contract termination be recognized when the entity effectively terminates the contract. The fair value of a liability for other contract termination costs should be recognized when an entity ceases using the rights conveyed by the contract. The liability for one-time termination benefits should be accrued ratably over the future service period based on when the employees are entitled to receive the benefits and a minimum retention period. SFAS 146 is effective for disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

NOTE 2. RETIREMENT PLANS

The Company and its subsidiaries sponsor various defined contribution and defined benefit retirement plans covering substantially all employees. Employer contributions under the Company's defined contribution plans are determined annually based on employee contributions, a percentage of each covered employee's compensation, and the profitability of the Company. The cost of these plans totaled $5,879,000, $5,171,000, and $5,198,000 in 2002, 2001, and 2000, respectively.

Certain retirees and a fixed number of long-term employees are entitled to receive postretirement medical benefits under the Company's various medical benefit plans. The postretirement medical benefit obligation was $6.3 million and $6.6 million for 2002 and 2001, respectively.

Benefits payable under the Company's U.S. defined benefit retirement plan are generally based on career compensation, while its United Kingdom plans are based on an employee's final salary. The Company's funding policy is to make cash contributions in amounts sufficient to maintain the plans on an actuarially sound basis, but not in excess of deductible amounts permitted under applicable income tax regulations. Plan assets are invested in equity and fixed income securities, with a target allocation of approximately 60 percent to equity securities and 40 percent to fixed income investments.

The following schedule reconciles the funded status of the defined benefit plans with amounts reported in the Company's balance sheets at December 31, 2002 and 2001.

(in thousands)	**2002**	2001
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$416,839**	$373,016
Service cost	**12,548**	12,101
Interest cost	**30,296**	28,775
Actuarial loss	**17,039**	19,183
Benefits paid	**(17,348)**	(15,438)
Foreign currency effects	**6,907**	(798)
Benefit obligation at end of year	**466,281**	416,839
Change in Plan Assets:		
Fair value of plan assets at beginning of year	**393,770**	452,482
Actual return on plan assets	**(38,788)**	(45,138)
Employer contributions	**9,169**	2,293
Benefits paid	**(17,348)**	(15,438)
Foreign currency effects	**7,883**	(429)
Fair value of plan assets at end of year	**354,686**	393,770
Funded status of plan	**(111,595)**	(23,069)
Unrecognized actuarial loss	**145,144**	63,925
Unrecognized prior service cost	**1,864**	599
Unrecognized net transition asset	**(7,708)**	(504)
Net amount recognized	**27,705**	40,951
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid pension cost	**-**	7,138
Less minimum pension liability	**76,747**	10,328
Less pension obligation included in other accrued liabilities	**2,663**	2,575
Add intangible asset	**1,752**	-
Add accumulated other comprehensive loss	**105,363**	46,716
Net amount recognized	**$ 27,705**	$ 40,951

Assumptions used in accounting for the plans were:

	2002	2001
Discount rate	**6.75%**	7.25%
Expected return on plan assets	**8.50%**	9.25%
Rate of compensation increase	**3.50%**	4.00%

Net periodic benefit cost related to the defined benefit pension plans in 2002, 2001, and 2000 included the following components:

(in thousands)	**2002**	2001	2000
Service cost	**$ 12,548**	$ 12,101	$ 11,385
Interest cost	**30,296**	28,775	27,551
Expected return on assets	**(27,026)**	(33,016)	(32,020)
Net amortization	**(3,208)**	(401)	(425)
Recognized net actuarial loss (gain)	**3,557**	(1,085)	(116)
Net periodic benefit cost	**$ 16,167**	$ 6,374	$ 6,375

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $466 million, $431 million, and $355 million, respectively, as of December 31, 2002 and $417 million, $385 million, and $394 million, respectively, as of December 31, 2001. Effective December 31, 2002, the Company elected to freeze its U.S. defined benefit plan and replace it with a defined contribution plan.

NOTE 3. INCOME TAXES

Income before provisions for income taxes consists of the following:

(in thousands)	**2002**	2001	2000
U.S.	**$32,029**	$38,622	$27,753
Foreign	**6,512**	9,179	13,397
Income before taxes	**$38,541**	$47,801	$41,150

The provisions (credits) for income taxes consist of the following:

(in thousands)	**2002**	2001	2000
Current:			
U.S. federal and state	**$ 7,264**	$15,308	$14,607
Foreign	**3,122**	3,335	1,213
Deferred	**3,643**	(287)	(18)
Provision for income taxes	**$14,029**	$18,356	$15,802

Cash payments for income taxes were $9,518,000 in 2002, $12,153,000 in 2001, and $16,345,000 in 2000.

The provisions for income taxes are reconciled to the federal statutory rate of 35% as follows:

(in thousands)	**2002**	2001	2000
Federal income taxes at statutory rate	**$13,490**	$16,730	$14,403
State income taxes, net of federal benefit	**501**	1,709	1,471
Other	**38**	(83)	(72)
Provision for income taxes	**$14,029**	$18,356	$15,802

The Company does not provide for additional U.S. and foreign income taxes on undistributed earnings of foreign subsidiaries because they are considered to be indefinitely reinvested. At December 31, 2002, such undistributed earnings totaled $55,648,000. Determination of the deferred income tax liability on these unremitted earnings is not practicable, since such liability, if any, is dependent on circumstances existing when remittance occurs.

A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recorded no valuation allowance for 2002 or 2001.

Deferred income taxes consist of the following at December 31, 2002 and 2001:

(in thousands)	**2002**	2001
Accrued compensation	**$ 5,081**	$ 4,171
Minimum pension liability	**41,171**	3,966
Self-insured risks	**10,294**	9,140
Deferred revenues	**9,495**	11,072
Postretirement benefits	**2,289**	2,552
Other	**3,812**	2,577
Gross deferred tax assets	**72,142**	33,478
Unbilled revenues	**16,338**	14,879
Depreciation and amortization	**7,426**	4,513
Prepaid pension cost	**15,949**	2,141
Other	**1,751**	858
Gross deferred tax liabilities	**41,464**	22,391
Net deferred tax assets	**30,678**	11,087
Less noncurrent net deferred tax assets	**31,899**	11,817
Current net deferred tax liabilities included in accrued income taxes	**$ (1,221)**	$ (730)

NOTE 4. LEASE COMMITMENTS

The Company and its subsidiaries lease office space, certain computer equipment, and its automobile fleet under operating leases. License and maintenance costs related to the leased vehicles are paid by the Company. Rental expense for all operating leases consists of the following:

(in thousands)	**2002**	2001	2000
Office space	**$29,203**	$28,938	$28,152
Automobile	**8,925**	9,962	11,358
Computer equipment	**–**	–	417
	$38,128	$38,900	$39,927

At December 31, 2002, future minimum payments under non-cancelable operating leases with terms of more than 12 months were as follows: 2003 – $32,385,000; 2004 – $24,589,000; 2005 – $17,702,000; 2006 – $13,372,000; 2007 – $9,982,000; and thereafter – $25,679,000.

NOTE 5. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt consists of the following at December 31, 2002 and 2001:

(in thousands)	2002	2001
Term loans payable to bank due:		
September 2004, interest payable quarterly at 6.8%	**$15,000**	$15,000
September 2004, interest payable quarterly at 7.7%	**21,000**	21,000
June 2005, interest payable semi-annually at 6.0%	**11,087**	–
October 2004, interest payable quarterly at 4.9%	**2,430**	–
December 2004, interest payable quarterly at 4.9%	**636**	–
Mortgage payable, secured by building,		
due August 2003, interest rate of 7.3%	**435**	477
Capital lease obligations	**881**	227
Total debt	**51,469**	36,704
Less: current installments	**(1,493)**	(326)
Total long-term debt	**$49,976**	$36,378

The Company leases certain computer and office equipment under capital leases with terms ranging from 24 to 60 months and depreciates these assets over the expected useful life.

The term loans payable contain various provisions that, among other things, require the Company to maintain defined fixed charge coverage and leverage ratios and limit the incurrence of certain liens, encumbrances, and disposition of assets in excess of defined amounts, none of which are expected to restrict future operations. The Company was in compliance with its debt covenants as of December 31, 2002.

The Company maintains uncommitted guidance lines of credit with banks in order to meet seasonal working capital requirements and other financing needs that may arise. The balance of unused lines of credit totaled $22,027,000 at December 31, 2002. Short-term borrowings totaled $30,019,000 and $36,440,000 at December 31, 2002 and 2001, respectively. The weighted average interest rate on short-term borrowings was 4.4% during 2002 and 5.6% during 2001. Cash paid for interest was $4,225,000, $6,080,000, and $5,949,000 for 2002, 2001, and 2000, respectively.

NOTE 6. SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: one which provides various claims administration services through branch offices located in the United States ("U.S. Operations") and the other which provides similar services through branch or representative offices located in 66 other countries ("International Operations"). The Company's reportable segments represent components of the business for which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. Intersegment sales are recorded at cost and are not material. The Company measures segment profit based on operating earnings, defined as earnings before special credits and charges, amortization of goodwill, net corporate interest, and income taxes.

Financial information as of December 31, 2002, 2001, and 2000 covering the Company's reportable segments is presented below:

(in thousands)	U.S. Operations	International Operations	Consolidated Totals
2002			
Revenues before reimbursements	**$508,734**	**$190,656**	**$699,390**
Operating earnings	**29,261**	**7,986**	**37,247**
Depreciation and amortization	**12,130**	**5,284**	**17,414**
Capital expenditures	**15,630**	**4,652**	**20,282**
Assets	**259,567**	**215,209**	**474,776**
2001			
Revenues before reimbursements	$534,671	$190,868	$725,539
Operating earnings	43,255	12,773	56,028
Depreciation and amortization	13,833	6,793	20,626
Capital expenditures	12,040	7,282	19,322
Assets	232,468	198,947	431,415
2000			
Revenues before reimbursements	$519,150	$193,024	$712,174
Operating earnings	48,545	17,024	65,569
Depreciation and amortization	13,548	6,022	19,570

The Company's most significant international operations are in the United Kingdom ("U.K.") and Canada.

(in thousands)	U.K.	Canada	Other	Total
2002				
Revenues before reimbursements	**$56,736**	**$55,870**	**$78,050**	**$190,656**
Long-lived assets	**57,329**	**21,724**	**11,786**	**90,839**
2001				
Revenues before reimbursements	$65,388	$52,546	$72,934	$190,868
Long-lived assets	57,292	22,027	2,491	81,810
2000				
Revenues before reimbursements	$74,283	$47,690	$71,051	$193,024

Revenues before reimbursements by market type as of December 31, 2002, 2001, and 2000 are presented below:

(in thousands)	**2002**	2001	2000
Insurance companies	**$259,090**	$284,966	$273,177
Self-insured entities	**191,278**	199,049	195,936
Class action services	**58,366**	50,656	50,037
Total U.S. revenues	**508,734**	534,671	519,150
Total international revenues	**190,656**	190,868	193,024
Total revenues before reimbursements	**$699,390**	$725,539	$712,174

Substantially all international revenues are derived from the insurance company market.

NOTE 7. ACQUISITIONS

The Company's annual acquisitions for the years presented were not material individually, or in the aggregate, to the Company's financial statements. Accordingly, pro forma results of operations are not presented. The Company uses the purchase method of accounting for all acquisitions. The Company considers the purchase price allocations of all acquisitions to be preliminary for the twelve months following the acquisition date and are subject to change during that period. Results of operations of acquired companies are included in the Company's consolidated results as of the acquisition date.

During 2002, the Company recorded the acquisition of the operations of Robertson & Company Group ("Robertson") in Australia, a claims adjusting company, for an aggregate initial purchase price of $10.2 million in cash, excluding cash acquired. This acquisition was made in order to expand the Company's presence in the Australian market. The strength of the going concern, the established locations, and the assembled workforce of Robertson supported a premium above the fair value of separately identifiable net assets. This premium was recorded as goodwill. The purchase price of Robertson may be further increased based on future earnings through October 31, 2008.

During 2001, the Company recorded the following acquisitions: Leonard, Hirst & Miller Adjusters (1997), Ltd. ("LH&M"), a Canadian multi-line adjusting firm; Central Victorian Loss Adjusters ("CVLA"), an Australian claims administrator; SVS Experts B.V. ("SVS"), a Dutch independent adjuster; and Resin, an independent adjuster in Brazil, for an aggregate initial purchase price of $6.5 million in cash, excluding cash acquired. In 2002, an additional payment of $138,000 was paid to the former owners of Resin pursuant to the purchase agreement and an additional payment of $96,000 was paid to the former owners of SVS pursuant to the purchase agreement. The purchase price of LH&M may be further increased based on future earnings through April 30, 2004. The purchase price of CVLA may be further increased based on future earnings through June 30, 2004. The purchase price of SVS may be further increased based on future earnings through May 31, 2004. The purchase price of Resin may be further increased based on future earnings through October 31, 2003.

During 2000, the Company recorded the following acquisitions: Greentree Investigations, Inc. ("Greentree"), a provider of surveillance services; HDS Taxatie en Contra-Expertise BV, a Holland-based claims administrator; and Sudexa, a France-based claims administrator for an aggregate initial purchase price of $4.6 million in cash, excluding cash acquired. Additional payments of $230,000, $239,000 and $42,000 in 2002, 2001, and 2000, respectively, were paid to the former owner of Greentree, pursuant to the purchase agreement. The purchase price of Greentree may be further increased based on future earnings through April 3, 2005.

During 1999, the Company acquired the Garden City Group ("GCG"), a legal administration services provider, for an initial purchase price of $6.3 million, excluding cash acquired. Additional payments of $2.9 million, $2.5 million, $2.6 million, and $3.3 million in 2002, 2001, 2000, and 1999, respectively, were paid to the former owners of GCG pursuant to the purchase agreement. There are no additional contingent payments due under this agreement.

In conjunction with the acquisitions during the periods presented, the goodwill recognized, fair values of assets acquired, liabilities assumed, and net cash paid were as follows:

(in thousands)	**2002**	2001	2000
Goodwill recognized:			
U.S. operations	**$ 3,102**	$2,773	$4,217
International operations	**7,992**	5,322	2,258
Total goodwill recognized	**11,094**	8,095	6,475
Fair values of assets acquired	**5,155**	3,261	2,611
Other liabilities assumed	**(2,680)**	(2,149)	(1,843)
Cash paid, net of cash acquired	**$13,569**	$9,207	$7,243

The changes in the carrying amount of goodwill for the years ended December 31, 2001 and 2002 are as follows:

(in thousands)	Domestic Segment	International Segment	Total
Balance at December 31, 2000	$23,228	$59,371	$82,599
Acquired goodwill	2,773	5,322	8,079
Amortization	(1,640)	(1,808)	(3,448)
Foreign currency effect	–	(1,007)	(991)
Balance at December 31, 2001	24,361	61,878	86,239
Acquired goodwill	**3,102**	**7,992**	**11,094**
Foreign currency effect	**–**	**465**	**465**
Balance at December 31, 2002	**$27,463**	**$70,335**	**$97,798**

NOTE 8. RESTRUCTURING CHARGES

During the third quarter of 1998, the Company restructured its U.K. and Canadian operations and realigned senior management following the resignation of its former chairman and chief executive officer. These restructuring programs resulted in the elimination of approximately 350 staff positions and the closing of 67 offices. After reflecting income tax benefits, the restructuring charge totaled $9,692,000.

The following is a rollforward of the Company's accrued restructuring costs:

(in thousands)	Leases	Employee Separations	Total
Balance at January 1, 2000	$ 4,421	$ 718	$ 5,139
Utilized	(1,979)	(402)	(2,381)
Balance at December 31, 2000	2,442	316	2,758
Utilized	(624)	(235)	(859)
Balance at December 31, 2001	1,818	81	1,899
Utilized	**(254)**	**(81)**	**(335)**
Balance at December 31, 2002	**1,564**	**–**	**1,564**
Less noncurrent portion	**(1,296)**	**–**	**(1,296)**
Current portion of accrued restructuring costs	**$ 268**	**$ –**	**$ 268**

The noncurrent portion of accrued restructuring costs consists of long-term lease obligations related to various U.K. offices, which the Company has vacated and is currently attempting to sublease. Management believes the remaining reserves are adequate to complete its plan.

NOTE 9. SPECIAL CREDITS AND CHARGES

In December 2000, the Company announced the termination of its contract with a software development company. In connection with the cancellation of the contract, the Company wrote down the carrying value of costs related to internal use software formerly under development. The non-cash charge totaled $10.3 million after tax, or $0.21 per share for the year ended December 31, 2000. During 2002, the Company received a cash payment of $6.0 million from a former vendor in full settlement of a business dispute. This credit, net of related income tax expense, increased net income per share by $0.08 during 2002.

NOTE 10. CONTINGENCIES

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities, and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totaled approximately $141.6 million and $123.7 million at December 31, 2002 and 2001, respectively.

The Company normally structures its acquisitions to include earnout payments which are contingent upon the acquired entity reaching certain targets for revenues and operating earnings. The amount of the contingent payments and length of the earnout period varies for each acquisition, and the ultimate payments when made will vary, as they are dependent on future events. Based on 2002 levels of revenues and operating earnings, additional payments under existing earnout agreements would approximate $3.6 million through 2008, as follows: 2003 – $435,000; 2004 – $356,000; 2005 – $279,000; and 2008 – $2,500,000.

In 2000, the Company received federal grand jury subpoenas requesting certain business and financial records of the Company dating back to 1992. Additional document requests and grand jury subpoenas were received in 2001 and continue to be received in 2002. The Company has been advised by the U.S. Department of Justice Fraud Section that the subpoenas issued by the Fraud Section and local U.S. Attorney offices were issued in connection with a nationwide investigation into the Company's billings for services in some of the U.S. Claims Management and Healthcare Management Services branch offices. The Company is cooperating fully with the government's inquiry and has retained outside counsel to conduct an internal investigation into the Company's billing practices under the direction of the Board of Directors. In addition, the Company has issued written corporate billing policies in order to clarify its billing practices and eliminate inconsistencies in their application, and is continuing to strengthen its internal audit and branch inspection procedures.

The Company cannot predict when the government's investigation will be completed, its ultimate outcome, or its effect on the Company's financial condition or results of operations. However, the investigation could cause disruption in the delivery of services, and ultimately result in the imposition of civil, administrative or criminal fines or sanctions, as well as potential reimbursements to clients and loss of existing or prospective clients or business opportunities. Any such result could have a material adverse effect on the financial condition and results of operations of the Company. Expenses associated with the investigation were approximately $2.2 million in 2002 and $2.5 million in 2001, net of related tax benefits, or $0.04 and $0.05 per share, respectively.

NOTE 11. COMMON STOCK

The Company has two classes of Common Stock outstanding, Class A Common Stock and Class B Common Stock. These two classes of stock have essentially identical rights, except that shares of Class A Common Stock generally do not have any voting rights. Under the Company's Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A Common Stock than on the voting Class B Common Stock.

SHARE REPURCHASES

In April 1999, the Company's Board of Directors authorized a share repurchase program of an aggregate of 3,000,000 shares of Class A and Class B Common Stock through open market purchases. Through December 31, 2002, the Company has reacquired 2,150,876 shares of its Class A Common Stock, including 1.9 million shares acquired from Swiss Reinsurance Company in 2000, and 143,261 shares of its Class B Common Stock at an average cost of $10.99 and $12.21 per share, respectively.

EMPLOYEE STOCK PURCHASE PLAN

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to issue up to 1,500,000 shares of Class A Common Stock to U.S. and Canadian employees, nearly all of whom are eligible to participate. Under the terms of the Plan, employees can choose each year to have to up $21,000 of their annual earnings withheld to purchase the Company's Class A Common Stock. The purchase price of the stock is 85% of the lesser of the closing price for a share of stock on the first day of the purchase period or the last day of the purchase period. During 2002, 2001, and 2000, the Company issued 57,652, 80,984, and 83,309 shares, respectively, to employees under this Plan.

Under the 1999 U.K. Sharesave Scheme, the Company is authorized to issue up to 500,000 shares of Class A Common Stock to eligible employees in the U.K. The Scheme has terms comparable to the 1996 Employee Stock Purchase Plan. As of December 31, 2002, no shares have been issued under this Scheme.

STOCK OPTION PLANS

The Company has various stock option plans for employees and directors, which provide for nonqualified and incentive stock option grants. The option exercise price cannot be less than the fair market value of the Company's stock at the date of grant, and an option's maximum term is 10 years. Options generally vest ratably over five years or, with respect to certain nonqualified options granted to key executives, upon the attainment of specified prices of the Company's stock. At December 31, 2002, there were 1,674,200 shares available for future option grants under the plans.

The fair value of options, as discussed in Note 1, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected dividend yield	**3.6%**	3.4%	3.5%
Expected volatility	**33%**	20%	20%
Risk-free interest rate	**3.7%**	4.6%	5.5%
Expected life of options	**7 years**	7 years	7 years

All of the outstanding and exercisable options as of December 31, 2002 are for Class A Common Stock. A summary of the status of the Company's stock option plans is as follows:

(shares in thousands)	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	**5,282**	**$ 13**	4,445	$ 13	3,998	$ 13
Options granted	**891**	**9**	1,116	10	688	11
Options exercised	**(24)**	**4**	(8)	3	(65)	7
Options forfeited and expired	**(654)**	**12**	(271)	12	(176)	15
Outstanding, end of year	**5,495**	**12**	5,282	13	4,445	13
Exercisable, end of year	**1,631**	**12**	1,390	12	1,191	12
Weighted-average fair value of options granted during the year:						
Incentive stock options		**$2.23**		$1.90		$2.33
Nonqualified stock options		**2.35**		1.90		2.29

The following table summarizes information about stock options outstanding at December 31, 2002 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/02	Weighted-Average Exercise Price
$ 2 to 8	143	7.4	$ 4	53	$ 2
9 to 12	2,723	6.8	10	740	11
13 to 17	2,285	4.0	14	703	14
18 to 20	344	3.4	19	135	19
$ 2 to 20	5,495	5.4	12	1,631	12

As part of the PRISM acquisition during 1999, the Company acquired and converted outstanding PRISM stock options to 141,415 options of Crawford Class A Common Stock at an option price of $2.41 per share. At December 31, 2002, 52,941 of these options were outstanding and exercisable.

Report of Management

The management of Crawford & Company is responsible for the integrity and objectivity of the financial information in this annual report. These financial statements are prepared in conformity with accounting principles generally accepted in the United States, using informed judgements and estimates where appropriate.

The Company maintains a system of internal accounting policies, procedures, and controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in accordance with management's authorization. The internal accounting control system is augmented by a program of internal audits and reviews by management, written policies and guidelines, and the careful selection and training of qualified personnel. Management believes it maintains an effective system of internal accounting controls.

The audit committee of the Board of Directors, comprised solely of outside directors, is responsible for monitoring the Company's accounting and reporting practices. The audit committee meets regularly with management, the internal auditors, and the independent auditors to review the work of each and to assure that each performs its responsibilities. The independent auditors, Ernst & Young LLP, are recommended by the audit committee of the Board of Directors, and selected by the Board of Directors. Both the internal auditors and Ernst & Young LLP have unrestricted access to the audit committee allowing open discussion, without management present, on the quality of financial reporting and the adequacy of internal accounting controls.

Grover L. Davis
Chairman and
Chief Executive Officer

John F. Giblin
Executive Vice President
and Chief Financial Officer

W. Bruce Swain
Senior Vice President,
Controller and Chief Accounting Officer

Atlanta, Georgia
January 27, 2003

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheet of Crawford & Company as of December 31, 2002, and the related consolidated statement of income, shareholders' investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Crawford & Company for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations and whose report dated January 25, 2002 expressed an unqualified opinion on those statements before the reclassification adjustments described in Note 1 and the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets," described in Note 1.

As discussed above, the financial statements of Crawford & Company as of December 31, 2001 and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 1, the Company reclassified reimbursements received for out-of-pocket expenses from operating expenses to revenues as required by Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." We audited the adjustments that were applied to reclassify the balances reflected in the 2001 and 2000 financial statements. Our procedures included (a) agreeing the reclassification amounts to the Company's underlying accounting records, and (b) testing the mathematical accuracy of the reclassification adjustments. In our opinion, such adjustments are appropriate and have been properly applied. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 1 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill that is no longer being amortized to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related net income per share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crawford & Company as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Atlanta, Georgia
January 27, 2003

The following is a copy of a previously issued Report of Independent Public Accountants. This report relates to prior years' financial statements. This report has not been reissued by Arthur Andersen LLP.

Report of Independent Public Accountants

To the Shareholders and Board of Directors of Crawford & Company:

We have audited the accompanying consolidated balance sheets of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crawford & Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Atlanta, Georgia
January 25, 2002

Selected Financial Data

For The Years Ended December 31,	2002	2001	2000	1999	1998
(in thousands, except per share data)					
Revenues Before Reimbursements	$699,390	$725,539	$712,174	$701,926	$667,271
Operating Earnings[1]	37,247	56,028	65,569	74,477	66,142
Net Income	24,512	29,445	25,348	39,264	27,465
Net Income Per Share:					
Basic	0.50	0.61	0.52	0.78	0.55
Diluted	0.50	0.61	0.52	0.78	0.54
Operating Margin	5.3%	7.7%	9.2%	10.6%	9.9%
Current Assets	272,025	261,284	264,187	267,836	251,146
Total Assets	474,776	431,415	458,351	474,028	432,890
Current Liabilities	148,249	156,307	157,639	157,990	140,574
Long-Term Debt, Less Current Installments	49,976	36,378	36,662	16,053	1,854
Total Debt	81,488	73,144	81,298	55,430	39,613
Shareholders' Investment	159,431	188,300	217,767	250,279	239,672
Total Capital	240,919	261,444	299,065	305,709	279,285
Current Ratio	1.8:1	1.7:1	1.7:1	1.7:1	1.8:1
Total Debt-to-Total Capital	33.8%	28.0%	27.2%	18.1%	14.2%
Return on Average Shareholders' Investment	14.1%	14.5%	10.8%	16.0%	12.1%
Cash Flows from Operating Activities	52,623	63,072	55,094	68,648	20,936
Cash Flows from Investing Activities	(33,371)	(28,275)	(28,297)	(36,778)	(40,409)
Cash Flows from Financing Activities	(11,099)	(34,126)	(21,421)	(21,790)	(26,733)
Shareholders' Equity Per Share	3.28	3.88	4.49	4.93	4.71
Cash Dividends Per Share:					
Class A Common Stock	0.32	0.56	0.55	0.52	0.50
Class B Common Stock	0.32	0.56	0.55	0.52	0.50
Weighted-Average Shares Outstanding:					
Basic	48,580	48,492	48,845	50,380	50,341
Diluted	48,664	48,559	48,933	50,498	50,938

[1] *Earnings before special credits and charges, year 2000 expense, amortization of goodwill, net corporate interest, minority interest, and income taxes. For a reconciliation of operating earnings to net income, see page 18 of this annual report.*

Quarterly Financial Data (unaudited)
Dividend Information and Common Stock Quotations

2002	First	Second	Third	Fourth	Fiscal Year
(in thousands, except per share data)					
Revenues before reimbursements	$171,767	$177,989	$175,912	$173,722	$699,390
Pretax income	12,841	7,653	8,863	9,184	38,541
Net income	8,167	4,867	5,637	5,841	24,512
Net income per share – basic	0.17	0.10	0.11	0.12	0.50
Net income per share – diluted	0.17	0.10	0.11	0.12	0.50
Cash dividends per share:					
Class A Common Stock	0.14	0.06	0.06	0.06	0.32
Class B Common Stock	0.14	0.06	0.06	0.06	0.32
Common stock quotations:[A]					
Class A – High	12.00	11.55	7.79	5.50	12.00
Class A – Low	8.40	6.15	4.97	4.06	4.06
Class B – High	14.85	14.97	10.50	7.30	14.97
Class B – Low	11.00	7.60	5.86	5.00	5.00

2001	First	Second	Third	Fourth	Fiscal Year
(in thousands, except per share data)					
Revenues before reimbursements	$179,455	$186,527	$181,412	$178,145	$725,539
Pretax income	13,291	14,274	10,806	9,430	47,801
Net income	8,187	8,793	6,657	5,808	29,445
Net income per share – basic	0.17	0.18	0.14	0.12	0.61
Net income per share – diluted	0.17	0.18	0.14	0.12	0.61
Cash dividends per share:					
Class A Common Stock	0.14	0.14	0.14	0.14	0.56
Class B Common Stock	0.14	0.14	0.14	0.14	0.56
Common stock quotations:[A]					
Class A – High	10.38	12.50	12.10	9.65	12.50
Class A – Low	9.65	9.00	8.89	8.45	8.45
Class B – High	13.45	18.00	15.25	12.90	18.00
Class B – Low	11.23	10.50	11.42	11.50	10.50

[A] *The quotations listed in this table set forth the high and low closing prices per share of Crawford & Company Class A Common Stock and Class B Common Stock, respectively, as reported on the NYSE Composite Tape.*

The approximate number of record holders of the Company's stock as of December 31, 2002: Class A – 1,916 and Class B – 782.



SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.256.0830

INQUIRIES
Individuals seeking financial data should contact:
Investor Relations, John F. Giblin, Chief Financial Officer, 404.847.4571

FORM 10-K
A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon request to:
Corporate Secretary
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.847.4551

ANNUAL MEETING
The Annual Meeting of shareholders will be held at 2:00 p.m. on April 29, 2003, at the corporate headquarters of Crawford & Company, 5620 Glenridge Drive, N.E., Atlanta, Georgia 30342

TRANSFER AGENT
SunTrust Bank, Atlanta
Stock Transfer Department
P.O. Box 4625
Atlanta, Georgia 30302
1.800.568.3476

TRADING INFORMATION
Crawford & Company lists its common shares on the New York Stock Exchange under the symbols CRDA and CRDB

INTERNET ADDRESS
www.crawfordandcompany.com

DIRECTORS

seated left to right

ARCHIE MEYERS, JR.
Retired
Former Chairman and
Chief Executive Officer

GROVER L. DAVIS
Chairman and
Chief Executive Officer

standing left to right

JOHN A. WILLIAMS
Chairman of the Board
Post Properties, Inc.

LINDA K. CRAWFORD
Private Investor

FORREST L. MINIX
Retired
Former Chairman and
Chief Executive Officer

JESSE C. CRAWFORD
President
Crawford Communications, Inc.

J. HICKS LANIER
Chairman of the Board
Oxford Industries, Inc.

LARRY L. PRINCE
Chairman and
Chief Executive Officer
Genuine Parts Company

CHARLES FLATHER
Managing Partner
Middlegreen Associates

E. JENNER WOOD III
Chairman, President,
and Chief Executive Officer
SunTrust Bank, Georgia

OFFICERS

EXECUTIVE MANAGEMENT

GROVER L. DAVIS
Chairman and
Chief Executive Officer

JEFFREY T. BOWMAN
President
International Operations

JOHN F. GIBLIN
Executive Vice President and
Chief Financial Officer

WILLIAM L. BEACH
Senior Vice President
Human Resources

PRODUCT LINE MANAGEMENT

STEPHEN V. FESTA
Executive Vice President
Risk Management Services

VICTORIA HOLLAND
Executive Vice President
Healthcare Management Services

HOWARD L. ROGERS
Executive Vice President
Claims Management Services

Crawford®

Crawford & Company

5620 Glenridge Drive, N.E.
Atlanta, Georgia 30342
404.256.0830

www.crawfordandcompany.com